Filed Pursuant to Rule 424(b)(3)
Registration No. 333-253114

PROSPECTUS SUPPLEMENT NO. 15
(to Prospectus dated March 30, 2021)

ADVENT TECHNOLOGIES HOLDINGS, INC.

Primary Offering Of
26,392,355 Shares of Common Stock

Secondary Offering of
23,210,601 Shares of Common Stock
4,340,278 Warrants to Purchase Common Stock

This prospectus supplement amends and supplements the prospectus dated March 30, 2021 (as supplemented or amended from time to time, the “Prospectus”), which forms a part of our Registration Statement on Form S-1 (No. 333-253114). This prospectus supplement is being filed to update and supplement the information in the Prospectus with the information contained in our (i) Quarterly Report on Form 10-Q for the period ended September 30, 2021 (the “Quarterly Report”), and (ii) Current Report on Form 8-K/A (Amendment No. 2) (the “Current Report”), each filed with the Securities and Exchange Commission on November 15, 2021. Accordingly, we have attached the Quarterly Report and the Current Report to this prospectus supplement.

The Prospectus and this prospectus supplement relate to the issuance by us of up to an aggregate of (i) 22,052,077 shares of our common stock that may be issued upon exercise of warrants to purchase common stock at an exercise price of $11.50 per share (the “public warrants”) issued by AMCI Acquisition Corp. (“AMCI”) in its initial public offering; (ii) 3,940,278 shares of our common stock that may be issued upon exercise of placement warrants at an exercise price of $11.50 per share that were originally sold to AMCI Sponsor LLC (the “Sponsor”) in a private placement consummated simultaneously with AMCI’s IPO (the “placement warrants”); and (iii) up to an aggregate of 400,000 shares of our common stock that may be issued upon the exercise of the working capital warrants at an exercise price of $11.50 per share that were issued to the Sponsor in connection with loans made by it to AMCI prior to the closing of the Business Combination (as defined below), (the “working capital warrants” and, together with the placement warrants and the public warrants, the “warrants”).

The Prospectus and this prospectus supplement also relate to the offer and sale, from time to time, by the selling securityholders named in the Prospectus (the “Selling Securityholders”), or any of their permitted transferees, of (i) up to an aggregate of 6,500,000 shares of our common stock that were issued to certain investors (collectively, the “PIPE Investors”) in a private placement in connection with the closing of the Business Combination; (ii) up to an aggregate of 12,370,323 shares of our common stock otherwise held by the Selling Securityholders; (iii) up to an aggregate of 3,940,278 shares of our common stock that may be issued upon exercise of the placement warrants held by the Selling Securityholders; (iv) up to an aggregate of 400,000 shares of our common stock that may be issued upon the exercise of the working capital warrants held by the Selling Securityholders and (v) up to an aggregate of 3,940,278 placement warrants and 400,000 working capital warrants held by the Selling Securityholders, as further described in the Prospectus. The Prospectus and this prospectus supplement also cover any additional securities that may become issuable by reason of share splits, share dividends or other similar transactions.

Our common stock and warrants are listed on Nasdaq under the symbols “ADN” and “ADNWW”, respectively. On November 12, 2021, the closing price of our common stock was $9.26 per share and the closing price of our warrants was $1.74 per share.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Investing in our securities involves risks that are described in the “Risk Factors” section beginning on page 12 of the Prospectus.

Neither the SEC nor any state securities commission has approved or disapproved of the securities to be issued under the Prospectus or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is November 15, 2021.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 10-Q

(Mark One)
☒	QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended September 30, 2021

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                 to

Commission File Number: 001-38742

Advent Technologies Holdings, Inc.
(Exact name of registrant as specified in its charter)

Delaware	83-0982969
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

200 Clarendon Street Boston, Massachusetts	02116
(Address of principal executive offices)	(Zip code)

(617) 655-6000
(Registrant’s telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.0001 per share	ADN	The Nasdaq Global Market
Warrants	ADNWW	The Nasdaq Global Market

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.     Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

As of November 15, 2021, the registrant had 51,253,591 shares of common stock, par value $0.0001 per share, issued and outstanding.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Quarterly Report on Form 10-Q contains forward-looking statements, which reflect our current views with respect to, among other things, our operations and financial performance. All statements other than statements of historical facts contained in this Quarterly Report on Form 10-Q, including statements regarding our future results of operations and financial position, business strategy and plans and our objectives for future operations, are forward-looking statements. The words “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “could,” “target,” “predict,” “seek” and similar expressions are intended to identify forward-looking statements. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy, short- and long-term business operations and objectives, and financial needs. These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including those referenced in the section titled “Risk Factors” in this Quarterly Report on Form 10-Q and in our 2020 Annual Report on Form 10-K which could cause actual results to differ materially. Moreover, we operate in a very competitive and rapidly changing environment and new risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in or implied by any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this Quarterly Report on Form 10-Q may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements.

Some of the key factors that could cause actual results to differ include:

•	our ability to maintain the listing of our shares of common stock and warrants on Nasdaq;
•	our ability to raise financing in the future;
•	our success in retaining or recruiting officers, key employees or directors;
•	factors relating to our business, operations and financial performance, including:
o	our ability to control the costs associated with our operations;
o	our ability to grow and manage growth profitably;
o	our reliance on complex machinery for our operations and production;
o	the market’s willingness to adopt our technology;
o	our ability to maintain relationships with customers;
o	the potential impact of product recalls;
o	our ability to compete within our industry;
o	increases in costs, disruption of supply or shortage of raw materials;
o
risks associated with strategic alliances or acquisitions, including the acquisition of SerEnergy A/S, a Danish stock corporation (“SerEnergy”) and fischer eco solutions GmbH, a German limited liability company (“FES”), former wholly-owned subsidiaries of F.E.R. fischer Edelstahlrohre GmbH, completed on August 31, 2021;

i

o	the impact of unfavorable changes in U.S. and international regulations;
o	the availability of and our ability to meet the terms and conditions for government grants and economic incentives; and
o	our ability to protect our intellectual property rights;
•
market conditions and global and economic factors beyond our control, including the potential adverse effects of the ongoing global coronavirus (COVID-19) pandemic on capital markets, general economic conditions, unemployment and our liquidity, operations and personnel;

•	volatility of our stock price and potential share dilution; and
•	future exchange and interest rates.

The forward-looking statements included in this Quarterly Report on Form 10-Q are made only as of the date of this report. You should not rely upon forward-looking statements as predictions of future events. We cannot guarantee that the future results, levels of activity, performance or events and circumstances reflected in the forward-looking statements will be achieved or occur. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. We undertake no obligation to update publicly any forward-looking statements for any reason after the date of this Quarterly Report on Form 10-Q to conform these statements to actual results or reflect interim developments.

ii

EXPLANATORY NOTE

This Quarterly Report on Form 10-Q contains our unaudited condensed consolidated financial statements for the three- and nine-month periods ended September 30, 2021.

We were originally incorporated in Delaware on June 18, 2018 under the name “AMCI Acquisition Corp.” as a special purpose acquisition company formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or other similar business combination with one or more target businesses. On November 20, 2018, we consummated our initial public offering (the “Initial Public Offering”), following which our shares began trading on the Nasdaq Global Market (“Nasdaq”).

On February 4, 2021, we consummated the previously announced business combination (the “Business Combination”) pursuant to that certain Agreement and Plan of Merger, dated October 12, 2020, by and among AMCI Acquisition Corp. (the “Company”), AMCI Merger Sub Corp., a Delaware corporation and newly formed wholly-owned subsidiary of the Company (“Merger Sub”), AMCI Sponsor LLC (the “Sponsor”), solely in the capacity as the representative from and after the effective time of the Business Combination (as defined below) (the “Effective Time”) for the stockholders of the Company (other than the Advent stockholders) (the “Purchaser Representative”), Advent Technologies, Inc., a Delaware corporation (“Advent”), and Vassilios Gregoriou, solely in his capacity as the representative from and after the Effective Time for the Advent stockholders (the “Seller Representative”), as amended by Amendment No. 1 and Amendment No. 2 to the Agreement and Plan of Merger (the “Amendments” and as amended, the “Merger Agreement”), dated as of October 19, 2020 and December 31, 2020, respectively, by and among the Company, Merger Sub, Sponsor, Advent, and Seller Representative. In connection with the closing of the Business Combination (the “Closing”), we acquired 100% of the stock of Advent (as it existed immediately prior to the Closing) and its subsidiaries, changed our name from “AMCI Acquisition Corp.” to “Advent Technologies Holdings, Inc.” and changed the trading symbols of our common stock and warrants on Nasdaq from “AMCI” and “AMCIW” to “ADN” and “ADNWW,” respectively.

For accounting purposes, the Business Combination is treated as a reverse acquisition and recapitalization, in which Advent is considered the accounting acquirer (and legal acquiree) and the Company is considered the accounting acquiree (and legal acquirer). Additionally, unless otherwise stated or the context indicates otherwise, with respect to the financial information contained in this Quarterly Report on Form 10-Q, including in “Part I, Item 1. Unaudited Condensed Consolidated Financial Statements” and the notes thereto and in “Part I, Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations,” the financial information relating to the three and nine months ended September 30, 2020 are those of Advent and its subsidiaries; the financial information relating to the three months ended September 30, 2021, are those of the Company and its subsidiaries; and the financial information relating to the nine months ended September 30, 2021, are those of Advent and its subsidiaries for the period prior to the Closing and the financial information of the Company and its subsidiaries for the period subsequent to the Closing. See Note 1 “Basis of Presentation” in the accompanying unaudited condensed consolidated financial statements for additional information.

Unless the context indicates otherwise, the terms “Advent,” the “Company,” we,” “us” and “our” refer to Advent Technologies Holdings, Inc. and its subsidiaries taken as a whole.

Advent Technologies Holdings, Inc.

PART I—FINANCIAL INFORMATION

Item 1.	Unaudited Condensed Consolidated Financial Statements

ADVENT TECHNOLOGIES HOLDINGS, INC.
CONDENSED CONSOLIDATED BALANCE SHEETS

	As of
ASSETS	September 30, 2021 (Unaudited)	December 31, 2020
Current assets:
Cash and cash equivalents	$92,492,367	$515,734
Accounts receivable	5,569,801	421,059
Due from related parties	-	67,781
Contract assets	936,259	85,930
Inventories	5,598,574	107,939
Prepaid expenses and Other current assets	3,767,096	496,745
Total current assets	108,364,097	1,695,188
Non-current assets:
Goodwill and intangibles, net	54,281,798	-
Property and equipment, net	7,883,042	198,737
Other non-current assets	2,155,156	136
Deferred tax assets	1,279,969	-
Total non-current assets	65,599,965	198,873
Total assets	$173,964,062	$1,894,061
LIABILITIES AND STOCKHOLDERS’ EQUITY/(DEFICIT)
Current liabilities:
Trade and other payables	$5,522,624	$881,394
Due to related parties	30,000	1,114,659
Deferred income from grants, current	1,098,019	158,819
Contract liabilities	28,832	167,761
Other current liabilities	7,595,619	904,379
Income tax payable	1,135,199	201,780
Total current liabilities	15,410,293	3,428,792
Non-current liabilities:
Warrant liability	17,282,987	-
Deferred tax liabilities	3,756,859	-
Deferred income from grants, non-current	171,995	182,273
Other long-term liabilities	1,209,336	76,469
Total non-current liabilities	22,421,177	258,742
Total liabilities	37,831,470	3,687,534
Commitments and contingent liabilities	-	-
Stockholders’ equity / (deficit)
Common stock ($0.0001 par value per share; Shares authorized: 110,000,000 at September 30, 2021 and December 31, 2020; Issued and outstanding: 51,253,591 and 25,033,398 at September 30, 2021 and December 31, 2020, respectively)	5,125	2,503
Preferred stock ($0.0001 par value per share; Shares authorized: 1,000,000 at September 30, 2021 and December 31, 2020; nil issued and outstanding at September 30, 2021 and December 31, 2020	-	-
Additional paid-in capital	161,263,673	10,993,762
Accumulated other comprehensive (loss) / income	(717,328)	111,780
Accumulated deficit	(24,418,878)	(12,901,518)
Total stockholders’ equity / (deficit)	136,132,592	(1,793,473)
Total liabilities and stockholders’ equity / (deficit)	$173,964,062	$1,894,061

See accompanying notes to unaudited condensed consolidated financial statements.

ADVENT TECHNOLOGIES HOLDINGS, INC.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(All amounts in USD, except for number of shares)

	Three months ended September 30, (Unaudited)		Nine months ended September 30, (Unaudited)
	2021	2020	2021	2020
Revenue, net	$1,673,998	$225,412	$4,166,754	$526,032
Cost of revenues	(1,645,781)	(90,477)	(2,662,476)	(374,430)
Gross profit	28,217	134,934	1,504,278	151,602
Income from grants	507,606	16,076	631,787	159,182
Research and development expenses	(893,215)	(37,640)	(1,561,049)	(81,273)
Administrative and selling expenses	(13,040,649)	(886,629)	(27,558,242)	(1,641,063)
Amortization of intangibles	(309,734)	-	(467,447)	-
Operating loss	(13,707,773)	(773,258)	(27,450,673)	(1,411,552)
Finance costs	(13,542)	(1,712)	(26,961)	(4,749)
Fair value change of warrant liability	2,421,874	-	15,833,334	-
Foreign exchange differences, net	(15,256)	(8,005)	(2,141)	(26,584)
Other (expenses) / income, net	(15,960)	31,058	78,146	24,848
Loss before income tax	(11,330,657)	(751,917)	(11,568,295)	(1,418,037)
Income tax	50,935	3,101	50,935	-
Net loss	$(11,279,722)	$(748,816)	$(11,517,360)	$(1,418,037)
Net loss per share
Basic loss per share	(0.23)	(0.03)	(0.26)	(0.07)
Basic weighted average number of shares	48,325,164	23,182,817	43,982,039	21,180,639
Diluted loss per share	(0.23)	(0.03)	(0.26)	(0.07)
Diluted weighted average number of shares	48,325,164	23,182,817	43,982,039	21,180,639

See accompanying notes to unaudited condensed consolidated financial statements.

ADVENT TECHNOLOGIES HOLDINGS, INC.
CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME / (LOSS)

	Three months ended September 30, (Unaudited)		Nine months ended September 30, (Unaudited)
	2021	2020	2021	2020
Net loss	$(11,279,722)	$(748,816)	$(11,517,360)	$(1,418,037)
Other comprehensive income / (loss), net of tax effect:
Foreign currency translation adjustment	(540,871)	(2,042)	(829,108)	(13,544)
Total other comprehensive loss	(540,871)	(2,042)	(829,108)	(13,544)
Comprehensive loss	$(11,820,594)	$(750,858)	$(12,346,468)	$(1,431,581)

See accompanying notes to unaudited condensed consolidated financial statements.

ADVENT TECHNOLOGIES HOLDINGS, INC.
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY / (DEFICIT)

(All amounts in USD, except for number of shares)

	Three Months Ended September 30, 2021
	Preferred Stock Series A Shares	Amount	Preferred Stock Series Seed Shares	Amount	Common Stock Shares	Amount	Additional Paid-in Capital	Accumulated Deficit	Accumulated OCI	Total Stockholders' (Deficit) Equity

Balance as of June 30, 2021 (Unaudited)	-	$-	-	$-	46,128,745	$4,613	$119,964,708	$(13,139,155)	$(176,457)	$106,653,709
Share capital increase (Unaudited)	-	-	-	-	5,124,846	512	37,923,348	-	-	37,923,860
Stock based compensation expense (Unaudited)	-	-	-	-	-	-	3,375,616	-	-	3,375,616
Net loss (Unaudited)	-	-	-	-	-	-	-	(11,279,722)	-	(11,279,722)
Other comprehensive loss (Unaudited)	-	-	-	-	-	-	-	-	(540,871)	(540,871)
Balance as of September 30, 2021 (Unaudited)	-	$-	-	$-	51,253,591	$5,125	$161,263,673	$(24,418,878)	$(717,328)	$136,132,592

See accompanying notes to unaudited condensed consolidated financial statements

	Nine Months Ended September 30, 2021
	Preferred Stock Series A Shares	Amount	Preferred Stock Series Seed Shares	Amount	Common Stock Shares	Amount	Additional Paid-in Capital	Accumulated Deficit	Accumulated OCI	Total Stockholders' (Deficit) Equity

Balance as of December 31, 2020	844,037	$845	2,095,592	$2,096	3,017,057	$3,017	$10,990,307	$(12,901,518)	$111,780	$(1,793,473)
Retroactive application of recapitalization (Unaudited)	(844,037)	(845)	(2,095,592)	(2,096)	22,016,341	(514)	3,455	-	-	-
Adjusted balance, beginning of period (Unaudited)	-	-	-	-	25,033,398	2,503	10,993,762	(12,901,518)	111,780	(1,793,473)
Business combination and PIPE financing (Unaudited)	-	-	-	-	21,072,549	2,107	108,005,876	-	-	108,007,984
Share capital increase from warrants exercise (Unaudited)	-	-	-	-	22,798	2	262,175	-	-	262,177
Share capital increase (Unaudited)	-	-	-	-	5,124,846	512	37,923,348	-	-	37,923,860
Stock based compensation expense (Unaudited)	-	-	-	-	-	-	4,078,513	-	-	4,078,513
Net loss (Unaudited)	-	-	-	-	-	-	-	(11,517,360)	-	(11,517,360)
Other comprehensive loss (Unaudited)	-	-	-	-	-	-	-	-	(829,108)	(829,108)
Balance as of September 30, 2021 (Unaudited)	-	$-	-	$-	51,253,591	$5,125	$161,263,673	$(24,418,878)	$(717,328)	$136,132,592

See accompanying notes to unaudited condensed consolidated financial statements

	Three Months Ended September 30, 2020
	Preferred Stock Series A Shares	Amount	Preferred Stock Series Seed Shares	Amount	Common Stock Shares	Amount	Additional Paid-in Capital	Accumulated Deficit	Accumulated OCI	Total Stockholders' (Deficit) Equity

Balance as of June 30, 2020 (Unaudited)	-	$-	-	$-	21,332,235	$2,133	$10,314,200	$(10,436,840)	$107,357	$(13,150)
Issuance of non-vested stock awards* (Unaudited)	-	-	-	-	3,755,010	376	8,559	-	-	8,935
Repurchase of shares* (Unaudited)	-	-	-	-	(53,848)	(5)	(21,730)	(12,857)	-	(34,593)
Recognition of stock grant plan (Unaudited)	-	-	-	-	-	-	236,628	-	-	236,628
Net loss (Unaudited)	-	-	-	-	-	-	-	(748,816)	-	(748,816)
Other comprehensive loss (Unaudited)	-	-	-	-	-	-	-	-	(2,042)	(2,042)
Balance as of September 30, 2020 (Unaudited)	-	$-	-	$-	25,033,398	$2,503	$10,537,657	$(11,198,513)	$105,315	$(553,039)
* The amounts have been retroactively restated to give effect to the recapitalization transaction.
See accompanying notes to unaudited condensed consolidated financial statements

	Nine Months Ended September 30, 2020
	Preferred Stock Series A Shares	Amount	Preferred Stock Series Seed Shares	Amount	Common Stock Shares	Amount	Additional Paid-in Capital	Accumulated Deficit	Accumulated OCI	Total Stockholders' (Deficit) Equity

Balance as of December 31, 2019	314,505	$315	2,108,405	$2,108	888,184	$888	$8,811,647	$(9,767,619)	$118,859	$(833,802)
Retroactive application of recapitalization (Unaudited)	(314,505)	(315)	(2,108,405)	(2,108)	13,026,925	503	1,920	-	-	-
Adjusted balance, beginning of period (Unaudited)	-	-	-	-	13,915,109	1,392	8,813,567	(9,767,619)	118,859	(833,802)
Issuance of preferred stock* (Unaudited)	-	-	-	-	2,225,396	223	1,429,782	-	-	1,430,005
Issuance of non-vested stock awards* (Unaudited)	-	-	-	-	9,135,138	914	20,822	-	-	21,736
Repurchase of shares* (Unaudited)	-	-	-	-	(242,245)	(24)	(139,910)	(12,857)	-	(152,792)
Recognition of stock grant plan (Unaudited)	-	-	-	-	-	-	413,396	-	-	413,396
Net loss (Unaudited)	-	-	-	-	-	-	-	(1,418,037)	-	(1,418,037)
Other comprehensive loss (Unaudited)	-	-	-	-	-	-	-	-	(13,544)	(13,544)
Balance as of September 30, 2020 (Unaudited)	-	$-	-	$-	25,033,398	$2,503	$10,537,657	$(11,198,513)	$105,315	$(553,039)

*	The amounts have been retroactively restated to give effect to the recapitalization transaction.

See accompanying notes to unaudited condensed consolidated financial statements

ADVENT TECHNOLOGIES HOLDINGS, INC.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)

	Nine months ended September 30, (Unaudited)
	2021	2020
Net Cash used in Operating Activities	$(24,690,329)	$(1,045,004)

Cash Flows from Investing Activities:
Purchases of property and equipment	(2,658,584)	(89,123)
Advances for the acquisition of property and equipment	(1,917,856)	-
Acquisition of subsidiaries, net of cash acquired	(19,425,378)	-
Net Cash used in Investing Activities	$(24,001,818)	$(89,123)

Cash Flows from Financing Activities:
Business Combination and PIPE financing, net of issuance costs paid	141,120,851	-
Proceeds of issuance of preferred stock	-	1,430,005
Proceeds from issuance of non-vested stock awards	-	21,736
Repurchase of shares	-	(69,430)
Proceeds of issuance of common stock and paid-in capital from warrants exercise	262,177	-
State loan proceeds	113,377	-
Repayment of convertible promissory notes	-	(500,000)
Net Cash provided by Financing Activities	$141,496,405	$882,311

Net increase / (decrease) in cash and cash equivalents	$92,804,258	$(251,815)
Effect of exchange rate changes on cash and cash equivalents	(827,624)	(17,918)
Cash and cash equivalents at the beginning of the period	515,734	1,199,015
Cash and cash equivalents at the end of the period	$92,492,367	$929,283

Supplemental Cash Flow Information
Non-cash Operating Activities:
Recognition of stock grant plan	$4,078,513	$413,396

See accompanying notes to unaudited condensed consolidated financial statements.

ADVENT TECHNOLOGIES HOLDINGS, INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1.	Basis of presentation

(a)	Overview

On February 4, 2021 (“Closing Date”), AMCI Acquisition Corp. (“AMCI”), consummated the previously announced business combination (the “Business Combination”) pursuant to that certain merger agreement (the “Agreement and Plan of Merger”), dated October 12, 2020, by and among AMCI, AMCI Merger Sub Corp., a Delaware corporation and newly formed wholly-owned subsidiary of AMCI (“Merger Sub”), AMCI Sponsor LLC (the “Sponsor”), solely in the capacity as the representative from and after the effective time of the Business Combination for the stockholders of AMCI (the “Purchaser Representative”), Advent Technologies, Inc., a Delaware corporation (“Legacy Advent”), and Vassilios Gregoriou, solely in his capacity as the representative from and after the effective time for the Legacy Advent stockholders (the “Seller Representative”), as amended by Amendment No. 1 and Amendment No. 2 to the Agreement and Plan of Merger, dated as of October 19, 2020 and December 31, 2020, respectively, by and among AMCI, Merger Sub, Sponsor, Legacy Advent, and Seller Representative. In connection with the closing of the Business Combination (the “Closing”), AMCI acquired 100% of the stock of Legacy Advent (as it existed immediately prior to the Closing) and its subsidiaries.

On the Closing Date, and in connection with the closing of the Business Combination, AMCI changed its name to Advent Technologies Holdings, Inc. (the "Company" or "Advent"). Legacy Advent was deemed the accounting acquirer in the Business Combination based on an analysis of the criteria outlined in Accounting Standards Codification ("ASC") 805. This determination was primarily based on Legacy Advent's stockholders prior to the Business Combination having a majority of the voting interests in the combined company, Legacy Advent's operations comprising the ongoing operations of the combined company, Legacy Advent's board of directors comprising a majority of the board of directors of the combined company, and Legacy Advent's senior management comprising the senior management of the combined company. Accordingly, for accounting purposes, the Business Combination was treated as the equivalent of Legacy Advent issuing stock for the net assets of AMCI, accompanied by a recapitalization. The net assets of AMCI are stated at historical cost, with no goodwill or other intangible assets recorded.

While AMCI was the legal acquirer in the Business Combination, because Legacy Advent was deemed the accounting acquirer, the historical financial statements of Legacy Advent became the historical financial statements of the combined company, upon the consummation of the Business Combination. As a result, the unaudited condensed consolidated financial statements included in this report reflect (i) the historical operating results of Legacy Advent prior to the Business Combination; (ii) the results of the Company (combined results of AMCI and Legacy Advent) following the closing of the Business Combination; (iii) the assets and liabilities of Legacy Advent at their historical cost; and (iv) Company’s equity structure for all periods presented.

In accordance with guidance applicable to these circumstances, the equity structure has been restated in all comparative periods up to the Closing Date, to reflect the number of shares of the Company's common stock, $0.0001 par value per share ("Common Stock") issued to Legacy Advent's stockholders in connection with the recapitalization transaction. As such, the shares and corresponding capital amounts and earnings per share related to Legacy Advent Preferred Stock (“Preferred Series A” and “Preferred Series Seed”) and Legacy Advent common stock prior to the Business Combination have been retroactively restated as shares reflecting the exchange ratio established in the Business Combination Agreement. Activity within the statement of changes in stockholders' equity / (deficit) for the issuances of Legacy Advent's Preferred Stock, were also retroactively converted to Legacy Advent common stock. (Note 3).

On February 18, 2021, the Company, entered into a Membership Interest Purchase Agreement with Bren-Tronics, Inc. (“Seller”) and UltraCell, LLC, a Delaware limited liability company and a direct wholly-owned subsidiary of Seller (“UltraCell”) (the “Purchase Agreement”). See Note 3 “Business Combination” accompanying the unaudited condensed consolidated financial statements for additional information.

On June 25, 2021, the Company entered into a Share Purchase Agreement (the “Purchase Agreement”), with F.E.R. fischer Edelstahlrohre GmbH, a limited liability company incorporated under the Laws of Germany (the “Seller”) to acquire (the “Acquisition”) all of the issued and outstanding equity interests in SerEnergy A/S, a Danish stock corporation and a wholly-owned subsidiary of the Seller (“SerEnergy”) and fischer eco solutions GmbH, a German limited liability company and a wholly-owned subsidiary of the Seller (“FES” and together with SerEnergy, the “Target Companies”) together with certain outstanding shareholder loan receivables. See Note 3 “Business Combination” accompanying the unaudited condensed consolidated financial statements for additional information.

(b)	Unaudited Condensed Consolidated Financial Statements

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with U.S. Generally Accepted Accounting Principles (“GAAP”) and pursuant to the regulations of the U.S. Securities and Exchange Commission (“SEC”). The unaudited financial information reflects, in the opinion of management, all adjustments, consisting of normal recurring adjustments, considered necessary for a fair statement of the Company's financial position, results of operations and cash flows for the periods indicated. The results reported for the interim period presented are not necessarily indicative of results that may be expected for the full year. These unaudited condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto included in the Company's audited consolidated financial statements as of and for the year ended December 31, 2020 included in the Current Report on Form 8-K filed with the SEC on February 9, 2021 (the “Original Form 8-K”), as amended by Amendment No. 1 to Form 8-K, filed with the SEC on February 9, 2021 (“Amendment No. 1”), as further amended by Amendment No. 2 to Form 8-K, filed with the SEC on March 26, 2021 (“Amendment No. 2”) and as further amended by Amendment No 3 to Form 8-K, filed with the SEC on May 20, 2021 (“Amendment No. 3,” and, the Original Form 8-K, as so amended by Amendment No. 1, Amendment No. 2 and Amendment No. 3, the “Super Form 8-K”).

The unaudited condensed consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. Intercompany accounts and transactions have been eliminated.

Certain prior period balances have been reclassified to conform to the current period presentation in the unaudited condensed consolidated financial statements and the accompanying notes.

Share and per share amounts are presented on a post-conversion basis for all periods presented, unless otherwise specified.

(c)	Going Concern

The unaudited condensed consolidated financial statements have been prepared by management in accordance with GAAP, assuming that the Company will continue as a going concern, which contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business. Accordingly, these financial statements do not include any adjustments that may result in the event the Company is unable to continue as a going concern.

Beginning in March 2020, the COVID-19 pandemic and the measures imposed to contain this pandemic have disrupted and are expected to continue to impact the Company’s business. The magnitude of the impact of the COVID-19 pandemic on the Company’s productivity, results of operations and financial position, and its disruption to the Company’s business (fuel cells sales timeline, realization of income from grants received) will depend in part, on the length and severity of these restrictions and on the Company’s ability to conduct business in the ordinary course.

As of the date of this Quarterly Report on Form 10-Q, the Company’s existing cash resources are sufficient to support planned operations for the next 12 months. As a result, management believes that the Company's existing financial resources are sufficient to continue operating activities for at least one year past the issuance date of the unaudited condensed consolidated financial statements.

2.	Summary of Significant Accounting Policies:

There have been no significant changes from the significant accounting policies disclosed in Note 2 of the “Notes to Consolidated Financial Statements” included in the Super Form 8-K.

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart our Business Startups Act of 2012, (the “JOBS Act”). As an emerging growth company (“EGC”), the JOBS Act allows the Company to delay adoption of new or revised accounting pronouncements applicable to public companies until such pronouncements are applicable to private companies. The Company elected to use this extended transition period under the JOBS Act until such time the Company is no longer considered to be an EGC. The Company applied the following new accounting policies:
(a)	Business acquisitions, Goodwill and Intangible Assets

The Company allocates the fair value of purchase consideration transferred in a business acquisition to the tangible assets acquired, liabilities assumed, and intangible assets acquired based on their estimated fair values. The excess of the fair value of purchase consideration transferred over the fair values of these identifiable assets and liabilities is recorded as goodwill. In case the fair value of purchase consideration transferred is below fair values of these identifiable assets and liabilities, the Company recognizes a gain from a bargain purchase. Such valuations require management to make significant estimates and assumptions, especially with respect to intangible assets. Significant estimates in valuing certain intangible assets include, but are not limited to, future expected cash flows from acquired licenses, trade names, in process research and development ("R&D"), useful lives and discount rates, patents, customer clientele, customer contracts and know-how. Management's estimates of fair value are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable and, as a result, actual results may differ from estimates. During the measurement period, the Company may record adjustments to the assets acquired and liabilities assumed, with the corresponding offset to goodwill. Upon the conclusion of the measurement period, any subsequent adjustments are recorded in the consolidated statement of operations.
For significant acquisitions, the Company obtains independent appraisals and valuations of the intangible (and certain tangible) assets acquired and certain assumed liabilities. The Company analyzes each acquisition individually and all acquisitions within each reporting period in aggregate to determine if those are material acquisitions in the context of ASC 805-10-50.
The estimated fair values and useful lives of identified intangible assets are based on many factors, including estimates and assumptions of future operating performance and cash flows of the acquired business, estimates of cost avoidance, the nature of the business acquired, the specific characteristics of the identified intangible assets and our historical experience and that of the acquired business. The estimates and assumptions used to determine the fair values and useful lives of identified intangible assets could change due to numerous factors, including product demand, market conditions, regulations affecting the business model of our operations, technological developments, economic conditions and competition.
We conduct a goodwill impairment analysis annually in the fourth fiscal quarter, as of October 1, and as necessary if changes in facts and circumstances indicate that the fair value of our reporting units may be less than their carrying amounts. When indicators of impairment do not exist and certain accounting criteria are met, we are able to evaluate goodwill impairment using a qualitative approach. When necessary, our quantitative goodwill impairment test consists of two steps. The first step requires that we compare the estimated fair value of our reporting units to the carrying value of the reporting unit’s net assets, including goodwill. If the fair value of the reporting unit is greater than the carrying value of its net assets, goodwill is not considered to be impaired and no further testing is required. If the fair value of the reporting unit is less than the carrying value of its net assets, we would be required to complete the second step of the test by analyzing the fair value of its goodwill. If the carrying value of the goodwill exceeds its fair value, an impairment charge is recorded. Currently, we identify one reporting unit.
(b)	Warrants

The Company may issue or assume common stock warrants with debt, equity or as standalone financing instruments that are recorded as either liabilities or equity in accordance with the respective accounting guidance. Warrants recorded as equity are recorded at their relative fair value or fair value determined at the issuance date and remeasurement is not required. Warrants recorded as liabilities are recorded at their fair value, within warrant liability on the consolidated balance sheets, and remeasured on each reporting date with changes recorded in revaluation of warrant liability on the Company's consolidated statements of operations.

(c)	Fair Value of Financial Instruments

As a result of the Business Combination, the Company assumed a warrant liability (the "Warrant Liability") related to previously issued 3,940,278 warrants, each exercisable to purchase one share of common stock at an exercise price of $11.50 per share, originally sold to AMCI Sponsor LLC (the “Sponsor”) in a private placement consummated in connection with AMCI’s Initial Public Offering (the “Private Placement Warrants”) and the 400,000 warrants, each exercisable to purchase one share of common stock at an exercise price of $11.50 per share, converted from the Sponsor’s non-interest bearing loan to the Company of $400,000 in connection with the closing of the Business Combination (the “Working Capital Warrants”) (Note 12). The Private Placement Warrants and the Working Capital Warrants have substantially the same terms as the 22,029,279 warrants, each exercisable to purchase one share of common stock at an exercise price of $11.50 per share, issued by AMCI in its Initial Public Offering (the “Public Warrants”).

The Warrant Liability is remeasured to its fair value at each reporting period and upon settlement. The change in fair value is recognized in revaluation of warrant liability on the consolidated statements of operations. The change in fair value of the warrant liability is as follows:

Warrant Liability
Estimated fair value at February 4, 2021	$33,116,321
Change in estimated fair value	$(15,833,334)
Estimated fair value at September 30, 2021	$17,282,987

The estimated fair value of the Private Placement Warrants and the Working Capital Warrants (each as defined below) is determined using Level 3 inputs by using the Black-Scholes model. The application of the Black-Scholes model requires the use of a number of inputs and significant assumptions including volatility. Significant judgment is required in determining the expected volatility of our common stock. Due to the limited history of trading of our common stock, we determined expected volatility based on a peer group of publicly traded companies.

The following table provides quantitative information regarding Level 3 fair value measurement inputs as of their measurement date September 30, 2021:

Stock price	$8.70
Exercise price (strike price)	$11.50
Risk-free interest rate	0.83%
Volatility	67.30%
Remaining term (in years)	4.34

The Company performs routine procedures such as comparing prices obtained from independent source to ensure that appropriate fair values are recorded.
(d)	Earnings / (Loss) Per Share

Earnings / (Loss) Per Share is computed by dividing earnings / (loss) by the weighted average number of common shares outstanding during the period. Diluted earnings / (loss) per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted at the beginning of the periods presented, or issuance date, if later. The treasury stock method is used to compute the dilutive effect of warrants.

(e)	Stock-based Compensation

Stock-based compensation consists of stock options and restricted stock units (“RSUs”). Stock options and restricted stock units are equity classified and are measured at the fair market value of the underlying stock at the grant date. Under ASC 718, an entity may recognize compensation cost for an award with only a service condition that has a graded vesting schedule on either (1) an accelerated basis as though each separately vesting portion of the award was, in substance, a separate award or (2) a straight-line basis over the total requisite service period for the entire award. An entity’s use of either a straight-line or an accelerated attribution method represents an accounting policy election and thus should be applied consistently to all similar awards. The Company has elected to recognize compensation cost on a straight-line basis over the total requisite service period for the stock options and restricted stock units. This election does not affect the Company’s previous year results since the Restricted Stock Awards granted in the prior period did not have a service requirement and therefore the stock compensation expense was recognized immediately.  The Company has also a policy of accounting for forfeitures when they occur.

(f)	Recent Accounting pronouncements

Recently issued accounting pronouncements not yet adopted
In February 2016, the Financial Accounting Standards Board ("FASB") issued ASU 2016-02, Leases (Topic 842), to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. In July 2018, ASU 2018-10, Codification Improvements to Topic 842, Leases, was issued to provide more detailed guidance and additional clarification for implementing ASU 2016-02. Furthermore, in July 2018, the FASB issued ASU 2018-11, Leases (Topic 842): Targeted Improvements, which provides an optional transition method in addition to the existing modified retrospective transition method by allowing a cumulative effect adjustment to the opening balance of retained earnings in the period of adoption. Additionally, ASU 2019-01, Codification Improvements to Topic 842, Leases and ASU 2020-02, Amendments to SEC Paragraphs Pursuant to SEC Staff Accounting Bulletin No. 119 and Update to SEC Section on Effective Date Related to Accounting Standards Update No. 2016-02, Leases (Topic 842), provided additional clarifications for implementing ASU 2016.02.  The new lease standard was originally effective for private entities on January 1, 2021, with early adoption permitted. Following the issuance of ASU 2020-05, Effective Dates for Certain Entities (Topic 842), the effective date of Leases was deferred for private entities (the “all other” category) to fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. Early application continues to be permitted which means that an entity may choose to implement Leases before those deferred effective dates. The Company is currently evaluating the effect of the adoption of this guidance on the consolidated financial statements.
In June 2016, the FASB issued ASU 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses of Financial Instruments, which, amends the requirement on the measurement and recognition of expected credit losses for financial assets held. Furthermore, amendments, ASU 2019-10 and ASU 2019-11 provided additional clarification for implementing ASU 2016-13. ASU 2016-13 is effective for the Company beginning January 1, 2023, with early adoption permitted. The Company is currently in the process of evaluating the effect of this guidance on the consolidated financial statements.
In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes, which is intended to simplify various aspects related to accounting for income taxes. The pronouncement is effective for fiscal years, and for interim periods within those fiscal years, beginning after December 15, 2020 for public entities, with early adoption permitted. ASU 2019-12 is effective for the Company beginning January 1, 2022, taking the exemption allowed for the “emerging growth companies” with early adoption permitted. The Company is currently evaluating the effects of this guidance on the Company's financial statements.

3.	Business Combination

(a)	AMCI Acquisition Corp.

As detailed in Note 1 on February 4, 2021, the Company and AMCI consummated the Business Combination pursuant to the terms of the merger agreement, with Advent Legacy surviving the merger as a wholly-owned subsidiary of AMCI. Immediately prior to the closing of the Business Combination, all shares of outstanding preferred stock Series A and preferred stock Series Seed of Legacy Advent were automatically converted into shares of the Legacy Advent's common stock. Upon the consummation of the Business Combination, each share of Legacy Advent common stock issued and outstanding was canceled and converted into the right to receive the amount of shares as determined based on the merger consideration of $250 million minus the estimated consolidated indebtedness of Legacy Advent and its subsidiaries as of the consummation of the Business Combination, net of their estimated consolidated cash and cash equivalents (“Closing Net Indebtedness”) divided by $10.00. The Closing Net Indebtedness was based solely on estimates determined shortly prior to the closing and was not subject to any post-closing true-up or adjustment.

Upon the closing of the Business Combination, AMCI's certificate of incorporation was amended and restated to, among other things, authorize the issuance of 111,000,000 shares, of which 110,000,000 shares are shares of common stock, par value $0.0001 per share and 1,000,000 shares are shares of undesignated preferred stock, par value $0.0001 per share.

In connection with the execution of the Business Combination Agreement, AMCI entered into separate subscription agreements (each, a "Subscription Agreement") with a number of investors (each a "Subscriber"), pursuant to which the Subscribers agreed to purchase, and AMCI agreed to sell to the Subscribers, an aggregate of 6,500,000 shares of common stock (the "PIPE Shares"), for a purchase price of $10.00 per share and an aggregate purchase price of $65.0 million, in a private placement pursuant to the subscription agreements (the "PIPE"). The PIPE investment closed simultaneously with the consummation of the Business Combination.

The Business Combination is accounted for as a reverse recapitalization in accordance with GAAP. Under this method of accounting, AMCI was treated as the "acquired" company for financial reporting purposes. See Note 1 "Basis of Presentation" in the accompanying unaudited condensed consolidated financial statements for further details. Accordingly, for accounting purposes, the Business Combination was treated as the equivalent of Legacy Advent issuing stock for the net assets of AMCI, accompanied by a recapitalization. The net assets of AMCI are stated at historical cost, with no goodwill or other intangible assets recorded.

The following table reconciles the elements of the Business Combination to the consolidated statement of cash flows and the consolidated statement of changes in equity for the nine months ended September 30, 2021:

Recapitalization
Cash- AMCI’s trust and cash (net of redemptions)	$93,310,599
Cash – PIPE plus interest	65,000,118
Less transaction costs and advisory fees paid	(17,188,519)
Less non-cash warrant liability assumed	(33,116,321)
Net Business Combination and PIPE financing	$108,005,877

The number of shares of common stock issued immediately following the consummation of the Business Combination:

Recapitalization
Class A Common A stock of AMCI, outstanding prior to Business Combination	9,061,136
Less Redemption of AMCI shares	(1,606)
Class B Common Stock of AMCI, outstanding prior to Business Combination	5,513,019
Shares issued in PIPE	6,500,000
Business Combination and PIPE financing shares	21,072,549
Legacy Advent Shares	25,033,398
Total shares of Common Stock immediately after Business Combination	46,105,947

(b)	UltraCell, LLC

On February 18, 2021 (the “acquisition date”), pursuant to the terms and conditions of the Purchase Agreement, the Company acquired 100% of the issued and outstanding membership units of UltraCell from Bren-Tronics, Inc. The results of UltraCell’s operations have been included in the unaudited condensed consolidated financial statements since the acquisition date.

The Company has assessed provisions in ASC 805 and concluded that the UltraCell acquisition should be accounted as an acquisition of a business. The Company evaluated whether substantially all the fair value of the gross assets acquired is concentrated in a single identifiable asset or a group of similar identifiable assets and concluded that it is not. Since the “substantially all” threshold is not met, the Company further assessed whether the set acquired includes an input and a substantive process that together significantly contribute to the ability to create outputs. Following its assessment, the Company concluded that the minimum requirements to define UltraCell as a business are met.

UltraCell is an entity specialized in lightweight fuel cells for the portable power market with mature products and cutting-edge technology.
The acquisition consideration transferred totaled $6.0 million, of which $4.0 million was cash and $2 million was the fair value of the contingent consideration. The contingent consideration arrangement required the Company to pay $2 million of additional cash to UltraCell’s former holders of membership interests, if UltraCell entered into certain customer arrangements for sales of products prior to June 30, 2021. On April 16, 2021 Advent paid the additional consideration based on UltraCell achieving completion of the terms of the contingent consideration.

Assets and liabilities at acquisition

The assets acquired and liabilities assumed at the date of acquisition were as follows:

Current assets
Cash and cash equivalents	$77,129
Other current assets	658,332
Total current assets	$735,461
Non-current assets	9,187
Total assets	$744,649

Current liabilities	110,179
Non-current liabilities	-
Total liabilities	$110,179

Net assets acquired	$634,469

Goodwill arising on acquisition

Cost of investment	$6,000,000
Net assets value	634,469
Consideration to be allocated	$5,365,531
Fair value adjustment - New intangibles
Trade name "UltraCell"	405,931
Patented technology	4,328,228
Total intangibles acquired	$4,734,159
Remaining Goodwill	$631,372

The fair value of the assets acquired and liabilities assumed was based on a Purchase Price Allocation of UltraCell LLC conducted by an independent third party. The intangible assets recognized are the Trade Name “UltraCell” and the Patented Technology. The fair value measurement of the intangible assets has been performed by applying a combination of market, cost and income approach methods. The Trade Name was valued with the Relief-from-royalty method, which combines market & income approaches. The royalty rate used for the valuation of the Trade Name was 1.3%, which was determined from the market using databases from completed transactions at a global level while the discount rate used was 12.6%. The Patented Technology was valued with the multi period excess earnings method, which is an income approach. The discount rate used for the valuation of the Patented Technology was 11.6%. The Trade Name has an indefinite useful life while the Patented Technology has a useful life of 10 years.
Included in goodwill is the value of assembled workforce, which under FASB ASC topic 805, does not meet either the contractual-legal or the separability criterion in order to be separately valued as an intangible asset. As part of the acquisition, the Company acquired fully trained personnel thereby avoiding the expenditure that would have been required to hire and train equivalent personnel. Therefore, the assemblage cost avoided method was considered the most appropriate method for the valuation of the assembled workforce. The assembled workforce was valued at $0.19 million and has been included in goodwill.

(c)	Acquisition of SerEnergy and FES

Effective on August 31, 2021, pursuant to the previously announced Share Purchase Agreement (the “Purchase Agreement”), dated as of June 25, 2021, by and between Advent Technologies Holdings Inc. (the “Buyer”) and F.E.R. fischer Edelstahlrohre GmbH, a limited liability company incorporated under the Laws of Germany (the “Seller”), the Company acquired (the “Acquisition”) all of the issued and outstanding equity interests in SerEnergy A/S, a Danish stock corporation and a wholly-owned subsidiary of the Seller (“SerEnergy”) and fischer eco solutions GmbH, a German limited liability company and a wholly-owned subsidiary of the Seller (“FES” and together with SerEnergy, the “Target Companies”) together with certain outstanding shareholder loan receivables.

The Company has assessed provisions in ASC 805 and concluded that the SerEnergy and FES acquisition should be accounted as an acquisition of a business. The Company evaluated whether substantially all the fair value of the gross assets acquired is concentrated in a single identifiable asset or a group of similar identifiable assets and concluded that it is not. Since the “substantially all” threshold is not met, the Company further assessed whether the set acquired includes an input and a substantive process that together significantly contribute to the ability to create outputs. Following its assessment, the Company concluded that the minimum requirements to define SerEnergy and FES as a business are met.
The results of the SerEnergy’s and FES’s operations have been included in the unaudited condensed consolidated financial statements since the acquisition date.
The revenues associated to SerEnergy and FES for the one-month period ended September 30, 2021 (acquisition date to September 30, 2021) was $791,626. The net loss associated to SerEnergy and FES for the one-month period ended September 30, 2021 (acquisition date to September 30, 2021) was $834,944.

If the acquisition had been consummated as of January 1, 2020, the Company’s pro-forma revenues and net loss for the nine months ended September 30, 2021 would have been $13.1 million and $(20.3) million, respectively, and for the nine months ended September 30, 2020 would have been $2.4 million and $(11.6) million, respectively. Similarly, pro-forma revenues and net loss for the three months ended September 30, 2021 would have been $3.9 million and $(13.1) million, respectively, and for the three months ended September 30, 2020 would have been $0.5 million and $(2.5) million, respectively. The unaudited pro forma results are for comparative purposes only and do not purport to be indicative of the results that would have actually been obtained if the acquisition had occurred at the beginning of the period presented. In addition, these results are not intended to be a projection of future results and do not reflect any synergies that might be achieved from the combined operations.

Pursuant to the Purchase Agreement, the Company acquired SerEnergy and FES, the fuel cell systems business of fischer Group. SerEnergy is a leading manufacturer of high-temperature polymer electrolyte membrane HT-PEM fuel cells and operates facilities in Aalborg, Denmark and in Manila, Philippines. FES operates in Achern, Germany and provides fuel-cell stack assembly and testing as well as the production of critical fuel cell components, including membrane electrode assemblies, bipolar plates and reformers.
As consideration for the transactions contemplated by the Purchase Agreement, the Company paid to the Seller $17,869,309 (€15,000,000) in cash (the “Cash Consideration”) and on August 31, 2021, the Company issued to the Seller 5,124,846 shares of common stock of the Company with a par value $0.0001 per share (the “Share Consideration”). The Share Consideration was capped to shares representing 9.999% of the Company’s common stock outstanding as of the completion (taking into account the common stock issued as Share Consideration, the “Cap”). An additional amount of $4,366,802, representing cash on the balance sheet of the acquired businesses at closing, will be paid to F.E.R. fischer Edelstahlrohre GmbH to complete the acquisition of SerEnergy and FES and is included in “Other current liabilities” (Note 10).

Transaction costs amounted to $889,716 and have been expensed in the condensed consolidated statement of operations under the caption “Administrative and selling expenses” in the accompanying condensed consolidated statement of operations.

Assets and liabilities at acquisition

The assets acquired and liabilities assumed at the date of acquisition were as follows:

Current assets
Cash and cash equivalents	$4,366,802
Other current assets	10,454,864
Total current assets	$14,821,665
Non-current assets	5,434,180
Total assets	$20,255,845

Current liabilities	5,818,170
Non-current liabilities	1,179,618
Total liabilities	$6,997,788

Net assets acquired	$13,258,057

Goodwill arising on acquisition

Cost of investment
Cash consideration	$22,236,111
Share consideration	37,923,860
Total cost of investment	60,159,971
Less: Net assets value	13,258,057
Original excess purchase price	$46,901,914
Fair value adjustments
Real Property	76,000
New intangibles:
Patents	17,275,000
Process know-how (IPR&D)	2,599,000
Order backlog	247,000
Total intangibles acquired	$20,121,000
Deferred tax liability arising from the recognition of intangibles and real property valuation	(4,444,000)
Deferred tax assets on tax losses carried forward	1,915,000
Remaining Goodwill	$29,233,914

The fair value of the assets acquired and liabilities assumed was based on a Purchase Price Allocation of SerEnergy and FES conducted by an independent third party.

The acquired businesses specialize in the manufacturing of hydrogen fuel cell systems and align with Advent’s ability to provide clean power in the stationary, remote, portable and off-grid markets under the “Any Fuel. Anywhere.” value proposition. The Company’s ability to deliver hydrogen through liquid fuels allows it to have immediate market opportunity today, without having to wait for the global hydrogen infrastructure to develop. The acquisitions also accelerate the Company’s strategy to cover the full vertical supply chain with its products and puts the Company in a competitive position to deliver reliable, efficient and cost-effective fuel cell systems with a new product portfolio of the latest high temperature-PEM fuel cells covering a range of 25W to 90kW systems. The acquisitions also make Advent a leading manufacturer of high temperature fuel cells across Europe and Asia. Expanding the business in Europe and Asia is a strategic move and allows the Company to have well-placed production capabilities and market penetration.

Included in goodwill is the value of assembled workforce, which under FASB ASC topic 805, does not meet either the contractual-legal or the separability criterion in order to be separately valued as an intangible asset. As part of the acquisition, the Company acquired fully trained personnel thereby avoiding the expenditure that would have been required to hire and train equivalent personnel. The assembled workforce included in goodwill was valued at $2.4 million applying the cost approach.

Goodwill is not expected to be deductible for tax purposes.

Intangible assets

The intangible assets recognized on the acquisition of SerEnergy and FES are as follows:

Patents
Two groups of patents are assumed to be the most significant drivers of future cash flows. The patents relate to improvements in gaskets, bipolar plates and cooling plates for fuel cells. The fair value of patents was determined by applying the multi-period excess earnings method which is an income approach. The discount rate used for the valuation of patents was 7.2%. Patents are amortized over 10 years since management assumes, that these groups of patents will continue to drive cash flows for 10 years, after which new patents will be of more relevance.

Process know-how (IPR&D)
SerEnergy and FES are currently developing cost reduction initiatives (unpatented know-how) related to membrane electrode assembly, bipolar plates, gaskets, burner/reformer and electronics. This IPR&D is evaluated as a significant asset for the business as it will allow significant cost reduction leading to higher profits in the future. These cost reductions are expected to be introduced beginning in 2022. The multi-period excess earnings method was applied to calculate the fair value of this asset. The discount rate used for the valuation of IPR&D was 10.1%. IPR&D is amortized over its useful life of 6 years, being the average timespan of a generation of fuel cell modules.

Order backlogs
Order backlogs recognized are in respect of two main customers of SerEnergy. The assessment of this asset was based on the total amount of order backlog attributable to these customers. The fair value was determined applying the income approach. Resulting cash flows after tax were discounted to present value by a minimal discount rate as the backlog’s timespan is less than a year.

4.	Related party disclosures:

The amounts included in the accompanying consolidated balance sheets and consolidated statements of operations are as follows:

	September 30, 2021 (Unaudited)	December 31, 2020
Due to related parties	Unpaid compensation cost	Unpaid compensation cost
Vassilios Gregoriou	$-	$613,971
Emory Sayre De Castro	-	425,528
Christos Kaskavelis	-	75,160
Charalampos Antoniou	30,000	-
Total	$30,000	$1,114,659

	September 30, 2021 (Unaudited)	December 31, 2020
Due from related parties	Prepayment	Prepayment
Charalampos Antoniou	$-	$67,781
Total	$-	$67,781

The outstanding balances as of December 31, 2020 due to/from the Company’s executives and officers relating to unpaid compensation and prepaid services were settled during the first quarter of 2021.
The Company executives, Vassilios Gregoriou, Christos Kaskavelis, Emory Sayre De Castro, James Coffey and William Hunter, each received a signing bonus and transaction bonus upon the consummation of the merger in an aggregate amount of $5.6 million, which is included in administrative and selling expenses in the statement of operations for the nine months period ended September 30, 2021.

5.	Inventories:

Inventories consist of the following:

	September 30, 2021 (Unaudited)	December 31, 2020
Raw materials and supplies	$5,598,574	$107,939
Total	$5,598,574	$107,939

6.	Prepaid expenses and other current assets:

Prepaid expenses and other current assets are analyzed as follows:

	September 30, 2021 (Unaudited)	December 31, 2020
VAT receivable	$826,973	$259,831
Grants receivable	597,155	95,064
Other current assets	520,007	140,126
Prepaid expenses	1,822,962	1,724
Total	$3,767,096	$496,745

Prepaid expenses as of September 30, 2021 mainly include prepayments to insurers for directors’ and officers’ insurance services for liabilities that may arise in their capacity as directors and officers of a public entity.

7.	Property and equipment, net:

During the nine-month period ended September 30, 2021, additions to property, plant and equipment of $2.7 million include leasehold improvements, machinery, office and other equipment. Additionally, upon acquisition of UltraCell LLC, the Company acquired property and equipment with a net book value of $0.01 million. Upon acquisition of SerEnergy and FES, the Company acquired property and equipment with a net book value of $5.4 million. There are no collaterals or other commitments on the Company’s property and equipment.

8.	Other non-current assets:

Other non-current assets as of  September 30, 2021 include mainly advances to suppliers for the acquisition of fixed assets of $1,917,856 and guarantees paid as a security for the rental of premises of $167,626.
9.	Trade and other payables:

	September 30, 2021 (Unaudited)	December 31, 2020
Trade payables and other payables	$5,522,624	$881,394
Total	$5,522,624	$881,394

Trade payables include balances of suppliers and consulting service providers. Other payables include $1.8 million for executive severance as of September 30, 2021.

10.	Other current liabilities:

Other current liabilities are analyzed as follows:

	September 30, 2021 (Unaudited)	December 31, 2020
Accrued expenses for legal and consulting fees	$1,110,587	$814,965
Other accruals and short-term payables	6,485,032	89,414
Total	$7,595,619	$904,379

Other accruals and short-term payables as of September 30, 2021 include an amount of $4,366,802, which is payable to F.E.R. fischer Edelstahlrohre GmbH to complete the acquisition of SerEnergy and FES, as discussed in Note 3(c). Other accruals and short-term payables as of September 30, 2021 also include an amount of $127,104, being the current portion of the accrued warranty reserve discussed in Note 11.

11.	Other long-term liabilities:

Other long-term liabilities as of September 30, 2021 mainly include an amount of $940,972, being the non-current portion of a total accrued warranty reserve of $1,068,076. We accrue a warranty reserve of 8% of the sale price of the fuel cells sold. Warranty reserve is released when repairs or replacements are carried out in relation to items under warranties or when the warranty period for the fuel cell expires. The portion of the warranty reserve expected to be incurred within the next 12 months is included within Other current liabilities (Note 10), while the remaining balance is included within Other long-term liabilities on the consolidated balance sheets.

12.	Private Placement Warrants and Working Capital Warrants:

In connection with the Business Combination, the Company has assumed 3,940,278 Private Placement Warrants issued upon AMCI’s Initial Public Offering. In addition, upon the closing of the Business Combination, the working capital loan provided by AMCI’s Sponsor to AMCI was converted into 400,000 Working Capital Warrants, which were also assumed. The terms of the Working Capital Warrants are the same as those of the Private Placement Warrants.

As of September 30, 2021, the Company had 4,340,278 Private Placement Warrants and Working Capital Warrants outstanding. Each Private Placement Warrant and Working Capital Warrant entitles the registered holder to purchase one share of Common Stock at a price of $11.50 per share, subject to adjustment, at any time commencing 30 days after the completion of the Business Combination. The Public Warrants will expire five years after the completion of a Business Combination or earlier upon redemption or liquidation.
The Private Placement Warrants and Working Capital Warrants are identical to the Public Warrants, except that the Private Placement Warrants and Working Capital Warrants and the common stock issuable upon the exercise of those warrants will not be transferable, assignable or salable until 30 days after the completion of a Business Combination, subject to certain limited exceptions. Additionally, the Private Placement Warrants and Working Capital Warrants will be exercisable on a cashless basis and be non-redeemable so long as they are held by the initial purchasers or their permitted transferees. If those warrants are held by someone other than the initial purchasers or their permitted transferees, they will be redeemable by the Company and exercisable by such holders on the same basis as the Public Warrants. As of September 30, 2021, the Private Placement Warrants and Working Capital Warrants are held by its initial purchasers.
According to the provisions of the Private Placement Warrants and Working Capital Warrants warrant agreements, the exercise price and number of shares of common stock issuable upon exercise of those warrants may be adjusted in certain circumstances including in the event of a stock dividend, or recapitalization, reorganization, merger or consolidation. Private Placement Warrants and Working Capital Warrants are classified as liabilities in accordance with the Company’s evaluation of the provisions of ASC 815- 40-15, which provides that a warrant is not indexed to the issuer’s common stock if the terms of the warrant require an adjustment to the exercise price upon a specified event and that event is not an input to the fair value of the warrant with a fixed exercise price and fixed number of underlying shares.

13.	Stockholders’ Equity / (Deficit):

Shares Authorized
As of September 30, 2021, the Company had authorized a total of 111,000,000 shares for issuance with 110,000,000 shares designated as common stock, par value $0.0001 per share and 1,000,000 shares designated as preferred stock, par value $0.0001 per share.
Common Stock

On April 9, 2021, 22,798 common shares were issued in connection with the exercise of public warrants discussed below.

On August 31, 2021, 5,124,846 common shares were issued in connection with the share consideration for the acquisition of SerEnergy and FES discussed in Note 3(c).

As of September 30, 2021, the Company’s issued and outstanding common shares were 51,253,591.
Public Warrants

In connection with the Business Combination, the Company has assumed Public Warrants issued upon AMCI’s Initial Public Offering.
As of March 31, 2021, the Company had 22,052,077 Public Warrants outstanding. Each Public Warrant entitles the registered holder to purchase one share of Common Stock at a price of $11.50 per share, subject to adjustment, at any time commencing 30 days after the completion of the Business Combination. The Public Warrants will expire five years after the completion of a Business Combination or earlier upon redemption or liquidation. During the second quarter of 2021, certain warrant holders exercised their option to purchase an additional 22,798 shares at $11.50. These exercises generated $262,177 additional proceeds to the Company and increased our shares outstanding by 22,798 shares. Following these exercises, as of September 30, 2021, the Company’s Public Warrants amounted to 22,029,279.

Once the warrants become exercisable, the Company may redeem the Public Warrants:
–	in whole and not in part;
–	at a price of $0.01 per warrant;
–	upon not less than 30 days’ prior written notice of redemption;
–
if, and only if, the reported last sale price of the Company’s common stock equals or exceeds $18.00 per share for any 20 trading days within a 30-trading day period ending three business days before the Company sends the notice of redemption to the warrant holders; and

–	if, and only if, there is a current registration statement in effect with respect to the shares of common stock underlying such warrants.

If the Company calls the Public Warrants for redemption, management will have the option to require all holders that wish to exercise the Public Warrants to do so on a “cashless basis,” as described in the warrant agreement. The exercise price and number of shares of common stock issuable upon exercise of the warrants may be adjusted in certain circumstances including in the event of a stock dividend, or recapitalization, reorganization, merger or consolidation. However, the warrants will not be adjusted for issuance of common stock at a price below its exercise price. In addition, the warrant agreement provides that in case of a tender offer or exchange that involves 50% or more of the Company’s stockholders, the Public Warrants may be settled in cash, equity securities or other assets depending on the kind and amount received per share by the holders of the common stock in such consolidation or merger that affirmatively make such election.

Public Warrants are classified in equity in accordance with the Company’s evaluation of the provisions of ASC 480 and ASC 815. The Company analyzed the terms of the Public Warrants and concluded that there are no terms that provide that the warrant is not indexed to the issuer’s common stock. The Company also analyzed the tender offer provision discussed above, and considering that upon the Closing of the Business Combination the Company has a single class of common shares, concluded that the exception discussed in ASC 815-40-25 applies, and thus equity classification is not precluded.
Compensation Plans
The Company’s Board of Directors and shareholders previously approved the 2021 Equity Incentive Plan (the “Plan”) to reward certain employees and directors of the Company. The Plan has been established to advance the interests of the Company by providing for the grant to Participants of Stock and Stock-based Awards. The maximum number of shares of Stock that may be delivered in satisfaction of Awards under the Plan is 6,915,892 shares (the “Initial Share Pool”).
Stock Options
Pursuant to and subject to the terms of the 2021 Equity Incentive Plan the Company entered into separate Stock Option Agreements with each participant according to which each participant is granted an option (the “Stock Option”) to purchase up to a specific number of shares of Stock set forth in each agreement with an exercise price equal to the market price of Company’s stock at the date of grant. Stock options have been granted as follows:

Grant date	Number of shares	Strike price
June 11, 2021	1,959,500	$10.36
August 24, 2021	230,529	$7.62
August 31, 2021	457,133	$7.40

The Stock Options are granted to each Participant in connection with their employment with the Company. The Stock Options vest on a graded basis over four years. The Company has a policy of recognizing compensation cost on a straight-line basis over the total requisite service period for the stock options. The Company has recognized compensation cost of $1,218,532 in respect of Stock Options granted, which is included in administrative and selling expenses in the statement of operations for the nine months ended September 30, 2021. The Company has also a policy of accounting for forfeitures when they occur.

The following table presents the assumptions used to estimate the fair value of the stock options as of the Grant Date:

	Assumptions
	Stock options granted on June 11, 2021	Stock options granted on August 24, 2021	Stock options granted on August 31, 2021
Expected volatility	50.0%	60.7%	65.7%
Risk-free rate	1.0%	1.0%	1.0%
Time to maturity	6.075 years	6.25 years	6.25 years

The following table summarizes the activities for our unvested stock options for the nine months ended September 30, 2021:

	Unvested Shares
	Number of Shares	Grant Date Fair Value
Unvested as of December 31, 2020	-	$
Granted on June 11, 2021	1,959,500		$5.04
Granted on August 24, 2021	230,529		$4.32
Granted on August 31, 2021	457,133		$4.45
Unvested as of September 30, 2021	2,647,162

As of September 30, 2021, there was $11.7 million of unrecognized compensation cost related to unvested stock options. This amount is expected to be recognized over the remaining vesting period of stock options.
Restricted Stock Units
Pursuant to and subject to the terms of the 2021 Equity Incentive Plan the Company entered into separate Restricted Stock Units (“RSUs”) with each participant. On the Grant Date of RSUs, the Company grants to each participant a specific number of RSUs as set forth in each agreement, giving each participant the conditional right to receive without payment one share of Stock. The RSUs are granted to each participant in connection with their ongoing employment with the Company. The Company has in place Restricted Stock Unit Agreements that vest within 1 year and Restricted Stock Unit Agreements that vest on a graded basis over four years.  The Company has a policy of recognizing compensation cost on a straight-line basis over the total requisite service period. The Company has recognized compensation cost of $2,790,176 in respect of RSUs, which is included in administrative and selling expenses in the statement of operations for the nine months ended September 30, 2021. The Company has also a policy of accounting for forfeitures when they occur.
The following table summarizes the activities for our unvested restricted stock units ("RSUs") for the nine months ended September 30, 2021:

	Unvested Restricted Stock Units
	Number of Shares	Grant Date Fair Value
Unvested as of December 31, 2020	-
Granted on June 11, 2021	2,036,716	$10.36
Granted on August 24, 2021	230,529	$7.62
Granted on August 31, 2021	457,122	$7.40
Unvested as of September 30, 2021	2,724,367

As of September 30, 2021, there was $23.4 million of unrecognized compensation cost related to unvested RSUs. This amount is expected to be recognized over the remaining vesting period of Restricted Stock Unit Agreements.

Stock Grant Plans
On March 26, 2020, the Company’s Board of Directors and shareholders approved the 2018-2020 Stock Grant Plan (the “2018-2020 Plan”) to reward certain employees and directors of the Company. The maximum aggregate number of shares that was able to be issued under the Plan was 1,280,199 common shares. The Company entered into separate Restricted Stock Award Agreements with each participant according to which awards for 1,280,199 shares of common stock were granted with a purchase price of $0.01 per share. Under the Plan, if the employee ceased to be employed with the Company for any reason prior to December 31, 2020, the Company had a limited repurchase period to repurchase the granted shares at a price of $0.01 per share. If the Company did not exercise such repurchase option and unless the Company declined in writing to exercise its repurchase option prior to such time, the repurchase option was automatically deemed exercised at the end of the repurchase window. This limited repurchase right lapsed upon the occurrence of a liquidation event. The repurchase feature was deemed equivalent to a forfeiture (vesting) provision. The shares vested over a period ending December 31, 2020. The stock-based compensation was recognized to administrative and selling expenses over the vesting period and based on the fair value of the shares on the grant date.

As of September 9, 2020, the Company’s Board of Directors and shareholders approved the 2020-2023 Stock Grant Plan (the “2020-2023 Plan”) to reward certain employees and directors of the Company. The maximum aggregate number of shares that was able to be issued under this plan was 893,503 common shares. The Company entered into separate Restricted Stock Award Agreements with each participant according to which awards for 893,503 shares of common stock were granted with a purchase price of $0.01 per share. If the Company did not exercise such repurchase option and unless the Company declined in writing to exercise its repurchase option prior to such time, the repurchase option was automatically deemed exercised at the end of the repurchase window. This limited repurchase right lapsed upon the occurrence of a liquidation event. The repurchase feature was deemed equivalent to a forfeiture (vesting) provision. The shares vested over a period ending December 31, 2020. The stock-based compensation was recognized to administrative and selling expenses over the vesting period and based on the fair value of the shares on the grant date.

The Company recognized compensation cost of $413,396 in respect of the Restricted Stock Awards granted, which is included in administrative and selling expenses in the statement of operations for the nine months ended September 30, 2020.
The following table summarizes the activities for our unvested restricted stock awards for the nine months ended September 30, 2020:

	Unvested Restricted Stock Awards
	Number of Shares	Grant Date Fair Value
Unvested as of December 31, 2019	-	$-
Granted	2,173,702	$0.40
Unvested as of September 30, 2020	2,173,702	$0.40

As of September 30, 2020, there was $0.2 million of unrecognized compensation cost related to unvested restricted stock awards granted under the 2018-2020 Plan and $0.3 million of unrecognized compensation cost related to unvested restricted stock awards granted under the 2020-2023 Plan. The amount of $0.5 million, in aggregate from both plans, was recognized through December 31, 2020.

14.	Revenue, net:

Revenue, net is analyzed as follows:

	Three months ended September 30, (Unaudited)		Nine months ended September 30, (Unaudited)
	2021	2020	2021	2020
Sales of goods	$1,673,998	$225,412	$4,166,754	$526,032
Total revenue from contracts with customers	$1,673,998	$225,412	$4,166,754	$526,032

As of September 30, 2021 and December 31, 2020 contract assets were $936,259 and $85,930, respectively. Also, the Company has recognized contract liabilities of $28,832 and $167,761 as of September 30, 2021 and December 31, 2020, respectively.

15.	Fair value measurement:

The carrying amounts reflected in the consolidated balance sheets of cash and cash equivalents, accounts receivables, net, other current assets, trade and other payables, due from/to related parties, other current liabilities and income tax payable approximate their respective fair values due to the short maturity of these instruments.

16.	Income Taxes

To calculate the interim tax provision, at the end of each interim period the Company estimates the annual effective tax rate and applies that to its ordinary quarterly earnings. The effect of changes in the enacted tax laws or rates is recognized in the interim period in which the change occurs. The computation of the annual estimated effective tax rate at each interim period requires certain estimates and judgments including, but not limited to, the expected operating income for the year, projections of the proportion of income earned and taxed in foreign jurisdictions, permanent differences between book and tax amounts, and the likelihood of recovering deferred tax assets generated in the current year. The accounting estimates used to compute the provision for income taxes may change as new events occur, additional information is obtained, or the tax environment changes.

17.	Commitments and contingencies:

17.1	Litigation

The Company is subject to legal and regulatory actions that arise from time to time in the ordinary course of business. The assessment as to whether a loss is probable or reasonably possible, and as to whether such loss or a range of such loss is estimable, often involves significant judgment about future events.

There is no material pending or threatened litigation against the Company that remains outstanding as of September 30, 2021.

17.2	Guarantee letters

The Company has contingent liabilities in relation to performance guarantee letters and other guarantees provided to third parties that arise from its normal business activity and from which no substantial charges are expected to arise. As of September 30, 2021, issued letters of guarantee amount to $2,776,164.
17.3	Operating Leases

On February 5, 2021, the Company entered into a lease agreement by and among the Company, in its capacity as Tenant, and BP Hancock LLC, a Delaware limited liability company, in its capacity as Landlord. The lease provides for the rental by the Company of office space at 200 Clarendon Street, Boston, MA 02116 for use as the Company’s executive offices. Under the terms of the lease, the Company leases 6,041 square feet at an initial fixed annual rent of $456,095. The term of the lease is for five years (unless terminated as provided in the lease) and commenced on April 1, 2021. The Company provided security in the form of a security deposit in the amount of $114,023 which is included in Other non-current assets.
On March 8, 2021, the Company entered into a lease for 21,401 square feet as a product development and manufacturing center at Hood Park in Charlestown, MA. Under the terms of the lease, the Company will pay an initial fixed annual rent of $1,498,070. The lease has a term of eight years and five months, with an option to extend for five years, and is expected to commence in May 2022. The Company is obliged to provide security in the form of a security deposit in the amount of $750,000 before commencement of the lease.

On August 31, 2021, the Company through its wholly owned subsidiary, FES, entered into a lease agreement by and among the Company, in its capacity as lessee, and fischer group SE & Co. KG, having its registered seat in Achern, in its capacity as lessor.  The lease provides for the rental by the Company of office space, workspace and outdoor laboratory at 77855 Achern, Im Gewerbegebiet 7 for use by FES.  Under the terms of the lease, the Company leases 1,017 square feet at a monthly basic rate of Euros 7,768 plus VAT. The Company provided security in the form of a parent guarantee for a maximum amount of Euro 30,000.

Additionally, the Company’s subsidiaries Advent Technologies S.A. and UltraCell LLC have in place rental agreements for the lease of office and factory spaces.

18.	Net income / (loss) per share

Net income (loss) per share is computed by dividing net income by the weighted-average number of shares of common stock outstanding during the period.

The following table sets forth the computation of the basic and diluted net income / (loss) per share for the three months ended September 30, 2021 and 2020 and the nine months ended September 30, 2021 and 2020.

	Three months ended September 30, (Unaudited)		Nine months ended September 30, (Unaudited)
	2021	2020	2021	2020
Numerator:
Net loss	$(11,279,722)	$(748,816)	$(11,517,360)	$(1,418,037)
Denominator:
Basic weighted average number of shares	48,325,164	23,182,817	43,982,039	21,180,639

Diluted weighted average number of shares	48,325,164	23,182,817	43,982,039	21,180,639
Net loss per share:
Basic	$(0.23)	$(0.03)	$(0.26)	$(0.07)
Diluted	$(0.23)	$(0.03)	$(0.26)	$(0.07)

Basic net income / (loss) per share is computed by dividing net income / (loss) for the periods presented by the weighted-average number of common shares outstanding during these periods.

Diluted net income /(loss) per share is computed by dividing the net income / (loss), by the weighted average number of common shares outstanding for the periods, adjusted for the dilutive effect of shares of common stock equivalents resulting from the assumed exercise of the Public Warrants, Private Placements Warrants, Working Capital Warrants, Stock Options and Restricted Stock Units. The treasury stock method was used to calculate the potential dilutive effect of these common stock equivalents.

As the Company incurred losses for the three month and nine month periods ended September 30, 2021 and 2020, the effect of including any potential common shares in the denominator of diluted per-share computations would have been anti-dilutive; therefore, basic and diluted losses per share are the same.

19.	Subsequent Events

The Company evaluated subsequent events and transactions that occurred after the balance sheet date up to the date that the financial statements were issued. Based upon this review, the Company did not identify any subsequent events that would have required adjustment or disclosure in the financial statements.

Item 2.	Management’s Discussion and Analysis of Financial Condition and Results of Operations.

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our unaudited condensed consolidated financial statements and related notes appearing elsewhere in this Quarterly Report on Form 10-Q, our Annual Report on Form 10-K for the year ended December 31, 2020, as filed with the Securities and Exchange Commission (the “SEC”) on March 26, 2021 (the “Original Annual Report”), as amended by Amendment No. 1 to Form 10-K, filed with the SEC on May 20, 2021 (as so amended, the “2020 Annual Report”), our quarterly reports on Form 10-Q for the three months ended March 31, 2021, filed with the SEC on May 20, 2021 (the “First Quarter Report”) and for the six months ended June 30, 2021, filed with the SEC on August 12, 2021, our Current Report on Form 8-K, as filed with the SEC on February 9, 2021 as further amended by Amendment No. 2 to Form 8-K, filed with the SEC on March 26, 2021 (“Amendment No. 2”) and as further amended by Amendment No 3 to Form 8-K, filed with the SEC on May 20, 2021 (“Amendment No. 3,” and, the Original Form 8-K, as so amended by Amendment No. 1, Amendment No. 2 and Amendment No. 3, the “Super Form 8-K”).

Some of the information contained in this discussion and analysis or set forth elsewhere in this Quarterly Report on Form 10-Q, including information with respect to our plans and strategy for our business, includes forward-looking statements that involve risks and uncertainties. As a result of many factors, including those factors set forth in the “Item 1A. Risk Factors” section of this Quarterly Report on Form 10-Q and the “Item 1A. Risk Factors” section of our 2020 Annual Report, our actual results could differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

This MD&A generally discusses 2021 and 2020 items and year-over-year comparisons between 2021 and 2020. As used in this MD&A, unless the context indicates otherwise, the financial information and data relating to the three and nine months ended September 30, 2020 are those of Advent Technologies, Inc. and its subsidiaries, the financial information and data for the three months ended September 30, 2021 are those of Advent Technologies Holdings, Inc., and the financial information and data relating to the nine months ended September 30, 2021 are those of Advent Technologies, Inc. and its subsidiaries for the period prior to the Closing and are those of Advent Technologies Holdings, Inc. for the period subsequent to the Closing. See Note 1 “Basis of Presentation” in the accompanying unaudited condensed consolidated financial statements for additional information.

Overview
Advent is an advanced materials and technology development company operating in the fuel cell and hydrogen technology space. Advent develops, manufactures and assembles the critical components that determine the performance of hydrogen fuel cells and other energy systems. Advent’s core product offerings are full fuel cell systems and the Membrane Electrode Assembly (MEA) at the center of the fuel cell. The Advent MEA, which derives its key benefits from the properties of Advent’s engineered membrane technology, enables a more robust, longer-lasting and ultimately lower-cost fuel cell product.

To date, Advent’s principal operations have been to develop and manufacture MEAs, and to design fuel cell stacks and complete fuel cell systems for a range of customers in the stationary power, portable power, automotive, aviation, energy storage and sensor markets. Advent has its headquarters in Boston, Massachusetts, a product development facility in Livermore, California, and production facilities in Greece, Denmark, Germany and Philippines. In 2022, Advent anticipates opening its new research and development and manufacturing facility at Hood Park in Charlestown, Massachusetts.

The majority of Advent’s current revenue derives from the sale of fuel cell systems and MEAs, as well as the sale of membranes and electrodes for specific applications in the iron flow battery and cellphone markets, respectively. While fuel cell systems and MEA sales and associated revenues are expected to provide the majority of Advent’s future income, both of these markets remain commercially viable and have the potential to generate material future revenues based on Advent’s existing customers. Advent has also secured grant funding for a range of projects from research agencies and other organizations. Advent expects to continue to be eligible for grant funding based on its product development activities over the foreseeable future.

Business Combination and Public Company Costs

On October 12, 2020, Advent Technologies, Inc. entered into the Merger Agreement with Advent Technologies Holdings, Inc. (formerly known as “AMCI”), a Delaware corporation, AMCI Merger Sub Corp., a newly-formed Delaware corporation and wholly-owned subsidiary of AMCI (“Merger Sub”), AMCI Sponsor LLC, a Delaware limited liability company (“Sponsor”), in its capacity as Purchaser Representative (the “Purchaser Representative”) and Vassilios Gregoriou, in the capacity as Seller Representative ( the “Seller Representative”), pursuant to which, effective February 4, 2021, Merger Sub merged with and into Advent Technologies Inc., with Advent Technologies Inc. surviving the Merger as a wholly-owned subsidiary of AMCI. Advent Technologies Inc. is deemed the accounting predecessor and the combined entity is the successor registrant with the SEC, meaning that Advent Technologies Inc.’s financial statements for previous periods will be disclosed in the registrant’s current and future periodic reports filed with the SEC.

While the legal acquirer in the Merger Agreement is AMCI, for financial accounting and reporting purposes under GAAP, we have determined that Advent is the accounting acquirer and the Business Combination will be accounted for as a “reverse recapitalization.” A reverse recapitalization does not result in a new basis of accounting, and the financial statements of the combined entity represent the continuation of the financial statements of Advent in many respects. Under this method of accounting, AMCI is treated as the acquired entity whereby Advent is deemed to have issued common stock for the net assets and equity of AMCI, consisting mainly of cash, accompanied by a simultaneous equity recapitalization of AMCI (the “Recapitalization”).

Upon consummation of the Business Combination, the most significant change in Advent’s reported financial position and results was an increase in cash of approximately $141 million. Total direct and incremental transaction costs of AMCI and Advent, along with liabilities of AMCI paid off at the Closing, were approximately $23.6 million.

As a consequence of the Business Combination, Advent became the successor to an SEC-registered and Nasdaq-listed company which has required and will require Advent to hire additional personnel and implement procedures and processes to address public company regulatory requirements and customary practices. Advent expects to incur additional annual expenses as a public company for, among other things, directors’ and officers’ liability insurance, director fees and additional internal and external accounting, legal and administrative resources, including increased audit and legal fees.

Additionally, Advent anticipates that its revenue, capital and operating expenditures will increase significantly in connection with its ongoing activities following the Business Combination, as Advent expects to:

•	Expand U.S.-based operations to increase capacity for product testing, development projects and associated research and development activities;

•	Expand production facilities to increase and automate assembly and production of fuel cell systems and MEAs;

•
Develop improved MEA and other products for both existing and new markets, such as ultra-light MEAs designed for aviation applications, to remain at the forefront of the fast-developing hydrogen economy;

•	Increase business development and marketing activities;

•	Increase headcount in management and head office functions in order to appropriately manage Advent’s increased operations;

•	Improve its operational, financial and management information systems;

•	Obtain, maintain, expand, and protect its intellectual property portfolio; and

•	Operate as a public company.

Change in Independent Registered Public Accounting Firm

On February 9, 2021, the audit committee of the board of directors of the Company approved the engagement of Ernst & Young (Hellas) Certified Auditors Accountants S.A. (“EY”) as the Company’s independent registered public accounting firm to audit the Company’s consolidated financial statements for the year ending December 31, 2021. EY served as independent registered public accounting firm of Advent prior to the Business Combination. Accordingly, Marcum LLP (“Marcum”), the Company’s independent registered public accounting firm prior to the Business Combination, was informed that it would be replaced by EY as the Company’s independent registered public accounting firm following completion of its audit of the Company’s financial statements for the fiscal year ended December 31, 2020, which consists only of the accounts of the pre-Business Combination special purpose acquisition company.

Business Developments

Share Purchase Agreement

On August 31, 2021, pursuant to the Share Purchase Agreement (the “Purchase Agreement”), dated as of June 25, 2021, by and between Advent Technologies Holdings, Inc. (the “Company” or the “Buyer”) and F.E.R. fischer Edelstahlrohre GmbH, a limited liability company incorporated under the Laws of Germany (the “Seller”), the Company acquired (the “Acquisition”) all of the issued and outstanding equity interests in SerEnergy A/S, a Danish stock corporation and a wholly-owned subsidiary of the Seller (“SerEnergy”) and fischer eco solutions GmbH, a German limited liability company and a wholly-owned subsidiary of the Seller (“FES” and together with SerEnergy, the “Target Companies”), together with certain outstanding shareholder loan receivables. As consideration for the transactions contemplated by the Purchase Agreement, on the Closing Date, the Company paid to the Seller €15,000,000 in cash and on August 31, 2021, the Company issued to the Seller 5,124,846 shares of common stock, par value $0.0001 per share, of the Company (“Common Stock”). From the respective acquisition, $29.2 million has been recognized as Goodwill to the consolidated Balance Sheet.

Pursuant to the Purchase Agreement, the Company acquired SerEnergy and FES, the fuel cell systems business of fischer Group. SerEnergy is a leading manufacturer of methanol-powered high-temperature polymer electrolyte membrane (“HT-PEM”) fuel cells and operates facilities in Aalborg, Denmark and in Manila, Philippines. FES provides fuel-cell stack assembly and testing as well as the production of critical fuel cell components of the SerEnergy HT-PEM fuel cells, including membrane electrode assemblies, bipolar plates and reformers. FES operates a facility on fischer Group’s campus in Achern, Germany, and Advent agreed to lease that respective portion of the facility at the closing of the Acquisition.

Announced Projects White Dragon & Green HiPo (4.65GW Green Hydrogen & 400MW Fuel Cells), approved by Greek Government and submitted to EU

On September 7, 2021, Advent announced that two Greek Important Projects of Common European Interest (“IPCEI”) had been approved by the Greek Minister of Development and Investments and the Greek Minister of Environment, Energy, and Climate Change. The programs submitted by Advent and the White Dragon consortium of companies aspire to replace Greece’s largest coal-fired plants with renewable solar energy parks, which will be supported by green hydrogen production (4.65GW), and fuel cell heat and power production (400MW). The projects are part of the "Hydrogen Technologies" IPCEI and will now move towards approval at the European Union ("EU") level. As a next step, Advent will demonstrate before the European Commission the economic, environmental, financial, social, and technical feasibility of the projects and the positive spillover effects to the European economy and society. Advent hopes to receive final notification from the European Commission by mid-2022. If approved, the Company will be the technology partner for an €8 billion project.

Collaboration with the DOE

The efforts with the constellation of Department of Energy National Laboratories (Los Alamos National Laboratory, LANL; Brookhaven National Laboratory, BNL; National Renewable Energy Laboratory, NREL) continue to gain momentum. This group of leading scientists and engineers is working closely with Advent’s development and manufacturing teams and are furthering the understanding of breakthrough materials that will advance HT-PEM fuel cells.  This next generation HT-PEM is well suited for heavy duty transportation, marine, and aeronautical applications, as well as delivering benefits in cost and lifetime for stationary power systems used in telecom and other remote power markets.

Advent Launches New Product Line, M-ZERØ™ Fuel Cells, to Significantly cut Methane Emissions in North America

The Advent M-ZERØ™ products, designed specifically to generate power in remote environments, will offer the ability to drop methane emissions to effectively zero where they replace methane polluting pneumatic injection technology. M-ZERØ™ will initially be deployed mainly in Canada and the United States with the ultimate goal of providing remote power to up to 185,000 oil and gas wellheads.

Selection of Wearable Fuel Cell for the DOD 2021 Validation Program

On March 31, 2021, we announced that UltraCell’s 50 W Reformed Methanol Wearable Fuel Cell Power System (“Honey Badger”) had been selected by the U.S. Department of Defense’s (“DOD”) National Defense Center for Energy and Environment (“NDCEE”) to take part in its demonstration/validation program for 2021. The NDCEE is a DOD program that addresses high-priority environmental, safety, occupational health, and energy technological challenges that are demonstrated and validated at active installations for military application. UltraCell’s “Honey Badger 50” fuel cell is the only fuel cell that is part of this program that supports the U.S. Army’s goal of having a technology-enabled force by 2028.

UltraCell Purchase Agreement

On February 18, 2021, Advent Technologies Inc., entered into a Membership Interest Purchase Agreement with Bren-Tronics, Inc. and UltraCell, LLC, a Delaware limited liability company and a direct wholly-owned subsidiary of Seller (“UltraCell”) (the “Purchase Agreement”). Pursuant to the Purchase Agreement, and subject to the terms and conditions therein, on February 18, 2021, Advent acquired 100% of the issued and outstanding membership interests in UltraCell, for $4 million and a maximum of $6 million upon achievement of certain milestones. Advent also assumed the terms of Seller’s lease for property used in UltraCell’s operations in Livermore, California. From the respective acquisition, $0.6 million has been recognized as Goodwill to the consolidated Balance Sheet.

Leases

On February 5, 2021, the Company entered into a lease agreement by and among the Company, in its capacity as Tenant, and BP Hancock LLC, a Delaware limited liability company, in its capacity as Landlord. The lease provides for the rental by the Company of office space at 200 Clarendon Street, Boston, MA 02116 for use as the Company’s executive offices. Under the terms of the lease, the Company leases 6,041 square feet at an initial fixed annual rent of $456,095. The term of the lease is for five years (unless terminated as provided in the lease). The Company provided security in the form of a security deposit in the amount of $114,023.

On March 8, 2021, the Company entered into a lease for 21,401 square feet as a product development and manufacturing center at Hood Park in Charlestown, MA. Under the terms of the lease, the Company will pay an initial fixed annual rent of $1,498,070. The lease has a term of eight years and five months, with an option to extend for five years and is expected to commence in May 2022.  The Company is obliged to provide security in the form of a security deposit in the amount of $750,000, upon commencement of the lease.

On August 31, 2021, the Company through its wholly owned subsidiary, FES, entered into a lease agreement by and among the Company, in its capacity as lessee, and fischer group SE & Co. KG, having its registered seat in Achern, in its capacity as lessor.  The lease provides for the rental by the Company of office space, workspace and outdoor laboratory at 77855 Achern, Im Gewerbegebiet 7 for use by FES.  Under the terms of the lease, the Company leases 1,017 square feet at a monthly basic rate of Euros 7,768 plus VAT. The lessor shall grant the lessee an option right to extend the lease by another five (5) years at the terms and conditions of the lease agreement (option term).  The option right shall be exercised by written declaration of the Lessee, which must be delivered to the lessor not later than ninety days prior to the expiration of the fixed term.  The lessee is entitled to terminate the lease early (even during fixed lease term or option term), to the end of each calendar quarter with a notice period of four (4) months. The lessee obliged to furnish security to the lessor upon occupying the leased premises.  The Company provided security in the form of a parent guarantee for a maximum amount of Euro 30,000.

Comparability of Financial Information

Advent’s results of operations and statements of assets and liabilities may not be comparable between periods as a result of the Business Combination.

Key Factors Affecting Our Results

Advent believes that its performance and future success depend on several factors that present significant opportunities for Advent but also pose risks and challenges, including those discussed below.

Increased Customer Demand

Based on conversations with existing customers and incoming inquiries from new customers, Advent anticipates substantial increased demand for its fuel cell systems and MEAs from a wide range of customers as it scales up its production facilities and testing capabilities, and as the awareness of its MEA capabilities becomes widely known in the industry. Advent expects both its existing customers to increase order volume, and to generate substantial new orders from major organizations, with some of whom it is already in discussions regarding prospective commercial partnerships and joint development agreements. As of September 30, 2021, Advent was still generating a low level of revenues compared to its future projections and has not made any commercial sales to these major organizations.

Successful development of the Advanced MEA product

Advent’s future success depends in large part on the increasing integration of the hydrogen fuel cell into the energy transition globally over the next decade. In order to become cost-competitive with existing renewable power generation and energy storage technology and achieve widespread adoption, fuel cells will need to achieve substantial improvement in the cost/kw performance ratio delivered to prospective fuel cell customers, predominantly OEMs, System Integrators and major energy companies. Advent expects to play an important enabling role in the adoption of hydrogen fuel cells, as its MEA technology is the critical determining factor in the cost/kw performance ratio of the fuel cells. In partnership with the Los Alamos National Laboratory, Advent is currently developing its next generation MEA technology (“Advanced MEA”) which is anticipated to deliver as much as three times the power output of its current MEA product. While Advent is already projecting being able to pass through substantial cost benefits to its customers through economies of scale as it increases MEA production, the successful development of the Advanced MEA will be an important factor in delivering the required improvement in cost/kw performance to Advent’s customers.

Basis of Presentation

Advent’s unaudited condensed consolidated financial statements have been prepared in accordance with U.S. GAAP. The Company has determined that it operates in one reportable segment. See Note 1 “Basis of Presentation” in the accompanying unaudited condensed consolidated financial statements for more information.

Components of Results of Operations

Revenue, net

Revenues consist of sales of goods (MEAs, membranes, fuel cell stacks, fuel cell systems and electrodes).  Advent expects revenues to increase materially and be weighted towards fuel cell systems and MEA sales over time, in line with the projected increase in MEA production in response to customer demand.

Cost of Revenues

Cost of revenues consists of consumables, raw materials, processing costs and direct labor costs associated with the assembly and manufacture of MEAs, membranes, fuel cell stacks and systems and electrodes. Advent expects cost of revenues to increase substantially in line with increased production.

Income from Grants

Income from grants consists of cash subsidies received from research agencies and other national and international organizations in support of Advent’s research and development activities. Advent expects to continue to be eligible for grant income and remains in discussion with a number of prospective grantors in relation to a number of product development activities.

Research and Development Expenses

Research and development expenses consist of costs associated with Advent’s research and development activities, such as laboratory costs and sample material costs. Advent expects its research and development activities to increase substantially as it invests in improved technology and products.

Administrative and Selling Expenses

Administrative and selling expenses consist of travel expenses, indirect labor costs, fees paid to consultants, third parties and service providers, taxes and duties, legal and audit fees, depreciation, business development salaries and limited marketing activities and stock-based compensation expense. Advent expects administrative and selling expenses to increase in line with MEA production and revenue as the business scales up, and as a result of operating as a public company, including compliance with the rules and regulations of the SEC, legal, audit, additional insurance expenses, investor relations activities and other administrative and professional services. Depreciation is also expected to increase as the Company invests in fixed assets in support of the scale-up of the business.

Other Income / Expenses

Other operating income / (expenses) consist of additional de minimis incidental operating income / (expenses) incurred by the business. These income / (expenses) are expected to remain at a de minimis level in the future.

Change in Fair Value of Warrant Liability

Change in fair value of warrant liability amounting to $15.8 million for the nine months ended September 30, 2021 represents the change in fair value of the Private Placement Warrants and Working Capital Warrants from February 4, 2021 to September 30, 2021.

Finance Costs

Finance costs consist mainly of bank charges. Finance costs are not anticipated to increase materially as Advent is not intending to take on substantial borrowings at the corporate level in the near future.

Foreign exchange differences, net

Foreign exchange differences, net consists of foreign exchange gains or losses and interest on deposits. As the Company scales up, its foreign exchange exposure is likely to increase given its revenues are denominated in both euros and dollars, and a portion of the Company’s costs are denominated in euros.

Amortization of intangibles

The intangible assets of $4.7 million recognized on the acquisition of UltraCell is the Trade Name “UltraCell” ($0.4 million) and the Patented Technology ($4.3 million). The Trade Name has an indefinite useful life while the Patented Technology has a useful life of 10 years, for which amortization expense of $(0.3) million has been recognized for the period from the acquisition date of UltraCell to September 30, 2021.

The intangible assets of $20.1 million recognized on the acquisition of SerEnergy and FES are the Patents amounting to $17.3 million, the Process know-how (IPR&D) amounting to $2.6 million and the Order backlog amounting to $0.2 million. The Patents have a useful life of 10 years, the Process know-how has a useful life of 6 years and the Order backlog has a useful life of 1 year.  Amortization expense of $(0.2) million has been recognized in relation to these intangibles for the period from the acquisition date of SerEnergy and FES to September 30, 2021.

Income tax
Income tax amounting to $0.05 million for the nine months ended September 30, 2021 mainly relates to deferred income tax in respect to the intangible assets recognized upon the acquisition of SerEnergy and FES.

Results of Operations

Comparison of the Three Months Ended September 30, 2021 to Three Months Ended September 30, 2020

The following table sets forth a summary of our consolidated results of operations for the three months ended September 30, 2021 and 2020, and the changes between periods.

	Three months ended September 30, (Unaudited)
	2021	2020	$ change	% change
Revenue, net	$1,673,998	$225,412	$1,448,586	642.6%
Cost of revenues	(1,645,781)	(90,477)	(1,555,304)	1719.0%
Gross profit / (loss)	28,217	134,934	(106,717)	(79.1)%
Income from grants	507,606	16,076	491,530	3057.6%
Research and development expenses	(893,215)	(37,640)	(855,575)	2273.0%
Administrative and selling expenses	(13,040,649)	(886,629)	(12,154,020)	1370.8%
Amortization of intangibles	(309,734)	-	(309,734)	N/A
Operating loss	(13,707,773)	(773,258)	(12,934,515)	1672.7%
Finance costs	(13,542)	(1,712)	(11,831)	691.1%
Fair value change of warrant liability	2,421,874	-	2,421,874	N/A
Foreign exchange differences, net	(15,256)	(8,005)	(7,251)	90.6%
Other income / (expenses), net	(15,960)	31,058	(47,017)	(151.4)%
Loss before income tax	(11,330,657)	(751,917)	(10,578,740)	1406.9%
Income tax	50,935	3,101	47,834	1542.5%
Net loss	$(11,279,722)	$(748,816)	$(10,530,905)	1406.3%
Net loss per share
Basic loss per share	(0.23)	(0.03)	(0.20)	N/A
Basic weighted average number of shares	48,325,164	23,182,817	N/A	N/A
Diluted loss per share	(0.23)	(0.03)	(0.20)	N/A
Diluted weighted average number of shares	48,325,164	23,182,817	N/A	N/A

Revenue, net

Our total revenue from product sales increased by approximately $1.4 million or 642.6% from approximately $0.2 million in the three months ended September 30, 2020 to approximately $1.7 million in the three months ended September 30, 2021. The increase in revenue was related to a) increased demand from customers for Advent’s MEAs and other products, as a result of Advent’s customers increasing their own testing and usage of Advent’s products, b) revenue from UltraCell’s operations (acquired on February 19, 2021) and c) revenue from SerEnergy and FES’s operations (acquired on August 31, 2021).

Cost of Revenues

Cost of revenues increased by approximately $1.5 million from approximately $0.1 million in the three months ended September 30, 2020 to approximately $1.6 million in the three months ended September 30, 2021. The increase in cost of revenues was directly related to the increased revenues and the requirement for increased production of MEAs and fuel cell systems to satisfy customer demand, as well as, cost of revenues attributed to UltraCell’s, SerEnergy’s and FES’s operations.

Gross profit, which is revenue, net minus the cost of revenue, decreased to $0.03 million in the three months ended September 30, 2021 from $0.1 million for the three months ended September 30, 2020.

Research and Development Expenses

Research and development expenses were approximately $0.9 million in the three months ended September 30, 2021, primarily related to the Company’s cooperative research and development agreement with the U.S. Department of Energy, as well as the research and development costs of SerEnergy and FES in the month of September.

Administrative and Selling Expenses

Administrative and selling expenses were approximately $13.0 million in the three months ended September 30, 2021, and $0.9 million in the three months ended September 30, 2020. The increase was primarily due to the increased number of employees from period to period in the Greece and Boston offices, as well as the recognition of stock-based compensation expense of $3.4 million in the three months ended September 2021, costs related to the acquisition of SerEnergy/FES and a non-recurring $2.4 million charge for executive severance.

Change in fair value of Warrant Liability

The change in fair value of warrant liability amounting to $2.4 million was due to the change in fair value of the Private Placement Warrants and Working Capital Warrants during the three months ended September 30, 2021.

Comparison of the Nine Months Ended September 30, 2021 to Nine Months Ended September 30, 2020

The following table sets forth a summary of our consolidated results of operations and consolidated results of cash flows for the nine months ended September 30, 2021 and 2020, and the changes between periods.

	Nine months ended September 30, (Unaudited)
	2021	2020	$ change	% change
Revenue, net	$4,166,754	$526,032	$3,640,722	692.1%
Cost of revenues	(2,662,476)	(374,430)	(2,288,046)	611.1%
Gross profit	1,504,278	151,602	1,352,677	892.3%
Income from grants	631,787	159,182	472,606	296.9%
Research and development expenses	(1,561,049)	(81,273)	(1,479,776)	1,820.7%
Administrative and selling expenses	(27,558,242)	(1,641,063)	(25,917,179)	1,579.3%
Amortization of intangibles	(467,447)	-	(467,447)	N/A
Operating loss	(27,450,672)	(1,411,552)	(26,039,120)	1,844.7%
Finance costs	(26,961)	(4,749)	(22,212)	467.7%
Fair value change of warrant liability	15,833,334	-	15,833,334	N/A
Foreign exchange differences, net	(2,141)	(26,584)	24,443	(91.9)%
Other income / (expenses), net	78,146	24,848	53,298	214.5%
Loss before income tax	(11,568,294)	(1,418,037)	(10,150,257)	715.8%
Income tax	50,935	-	50,935	N/A
Net loss	$(11,517,359)	$(1,418,037)	$(10,099,322)	712.2%
Net loss per share
Basic loss per share	(0.26)	(0.07)	(0.19)	N/A
Basic weighted average number of shares	43,982,039	21,180,639	N/A	N/A
Diluted loss per share	(0.26)	(0.07)	(0.19)	N/A
Diluted weighted average number of shares	43,982,039	21,180,639	N/A	N/A

	Nine months ended September 30, (Unaudited)
	2021	2020	$ change	% change
Net Cash used in Operating Activities	$(24,690,329)	$(1,045,004)	$(23,645,325)	2,262.7%

Cash Flows from Investing Activities:
Purchases of property and equipment	(2,658,584)	(89,123)	(2,569,463)	2,883.1%
Advances for the acquisition of property and equipment	(1,917,856)	-	(1,917,856)	N/A
Acquisition of a subsidiary, net of cash acquired	(19,425,378)	-	(19,425,378)	N/A
Net Cash used in Investing Activities	$(24,001,818)	$(89,123)	$(23,912,697)	26,831.2%

Cash Flows from Financing Activities:
Business Combination and PIPE financing, net of issuance costs paid	141,120,851	-	141,120,851	N/A
Proceeds of issuance of preferred stock	-	1,430,005	(1,430,005)	(100.0)%
Proceeds from issuance of non-vested stock awards	-	21,736	(21,736)	(100.0)%
Repurchase of shares	-	(69,430)	69,430	(100.0)%
Proceeds of issuance of common stock and paid-in capital from warrants exercise	262,177	-	262,177	N/A
State loan proceeds	113,377	-	113,377	N/A
Repayment of convertible promissory notes	-	(500,000)	500,000	(100.0)%
Net Cash provided by Financing Activities	$141,496,405	$882,311	$140,614,094	15,937.0%

Net increase in cash and cash equivalents	$92,804,258	$(251,815)	$93,056,072	(36,954.1)%
Effect of exchange rate changes on cash and cash equivalents	(827,624)	(17,918)	(809,707)	4,519.1%
Cash and cash equivalents at the beginning of the period	515,734	1,199,015	(683,281)	(57.0)%
Cash and cash equivalents at the end of the period	$92,492,367	$929,283	$91,563,084	9,853.1%

Revenue, net

Our total revenue from product sales increased by approximately $3.6 million or 692.1% from approximately $0.5 million in the nine months ended September 30, 2020 to approximately $4.2 million in the nine months ended September 30, 2021. The increase in revenue was related to a) increased demand from customers for Advent’s MEAs and other products, as a result of Advent’s customers increasing their own testing and usage of Advent’s products, b) revenue from UltraCell’s operations (acquired on February 19, 2021) and c) revenue from SerEnergy’s and FES’s operations (acquired on August 31, 2021).

Cost of Revenues

Cost of revenues increased by approximately $2.3 million from approximately $0.4 million in the nine months ended September 30, 2020 to approximately $2.7 million in the nine months ended September 30, 2021. The increase in cost of revenues was directly related to the increased revenues and the requirement for increased production of MEAs and fuel cell systems to satisfy customer demand, as well as, cost of revenues attributed to UltraCell’s, SerEnergy’s and FES’s operations.

Gross profit, which is revenue, net minus the cost of revenue, increased to $1.5 million in the nine months ended September 30, 2021 from $0.2 million in the nine months ended September 30, 2020.

Research and Development Expenses

Research and development expenses were approximately $1.6 million in the nine months ended September 30, 2021, primarily related to the Company’s cooperative research and development agreement with the U.S. Department of Energy, as well as the research and development costs at SerEnergy and FES in the month of September.

Administrative and Selling Expenses

Administrative and selling expenses were approximately $27.6 million in the nine months ended September 30, 2021, and $1.6 million in the nine months ended September 30, 2020. The increase was primarily due to one-time transaction costs following the Business Combination amounting to $5.9 million, the increased personnel in the Greece and Boston offices, the recognition of stock-based compensation expense amounting to $4.1 million, costs related to the acquisition of SerEnergy/FES and a non-recurring $2.4 million charge for executive severance.

Change in fair value of Warrant Liability

The change in fair value of warrant liability amounting to $15.8 million was due to the change in fair value of the Private Placement Warrants and Working Capital Warrants from February 4, 2021 to September 30, 2021.

Liquidity and Capital Resources

As of the date of this filing of the Quarterly Report on Form 10-Q, Advent’s existing cash resources and projected cash flows are anticipated to be sufficient to support planned operations for the next 12 months after the date hereof.  This is based on the amount of cash we raised in the Business Combination and projected results over the next 12 months.

Cash flows from Operating Activities

Advent’s cash flows from operating activities reflect the income statement position adjusted for working capital movements in current assets and liabilities. As Advent grows, it expects that operating cash flows will be affected by increased working capital needs to support growth in personnel-related expenditures and fluctuations in accounts receivable, inventory, accounts payable and other current assets and liabilities.

Net cash used in operating activities was approximately $(24.7) million for the nine months ended September 30, 2021, which related to outflows in connection with one-time transaction costs, administrative and selling expenses and costs associated with insurances services and other consulting services.

Net cash used in operating activities was approximately $(1.0) million for the nine months ended September 30, 2020, mainly related to payments to suppliers, net of receipts from customers.

Cash Flows from Investing Activities

Advent’s cash flows from investing activities was approximately $(24.0) million for the nine months ended September 30, 2021, which related to the acquisition of fixed assets and the amounts paid for the acquisition of UltraCell LLC on February 18, 2021 and the acquisition of SerEnergy and FES on August 31, 2021, net of cash acquired. Advent expects to invest substantially in fixed assets, plant and equipment in the near future as it executes its product development programs.

Advent’s cash flows from investing activities was approximately $(0.1) million for the nine months ended September 30, 2020, which related to the acquisition of fixed assets.

Cash Flows from Financing Activities

Advent’s cash flows from financing activities was approximately $141.5 million for the nine months ended September 30, 2021, which related to the cash amount contributed at the date of the Merger (February 4, 2021) and proceeds from issuance of common stock and additional paid-in capital from warrants exercise.

Advent’s cash flows from financing activities was approximately $0.9 million for the nine months ended September 30, 2020, which related to proceeds of issuance of preferred stock and repayment of loan.

Contract Assets and Contract Liabilities

A contract asset results when goods or services have been transferred to the customer, but payment is contingent upon a future event, other than the passage of time. As of September 30, 2021, Advent recognized contract assets of $0.9 million in the unaudited consolidated balance sheet. As of December 31, 2020, Advent recognized contract assets of $0.1 million in the consolidated balance sheet.

Advent recognizes contract liabilities when we receive customer payments in advance of the performance obligations being satisfied on our contracts. As of September 30, 2021, Advent recognized contract liabilities of $0.03 million in the unaudited consolidated balance sheet. As of December 31, 2020, Advent recognized contract liabilities of $0.2 million in the consolidated balance sheet.

Off-Balance Sheet Commitments and Arrangements

Since the date of our incorporation, Advent has not engaged in any off-balance sheet arrangements, as defined in the rules and regulations of the SEC.

Critical Accounting Policies and Estimates

Advent’s financial statements have been prepared in accordance with U.S. GAAP. The preparation of these financial statements requires Advent to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the balance sheet date, as well as the reported expenses incurred during the reporting period. Management bases its estimates on historical experience and on various other assumptions believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results could differ from those estimates, and such differences could be material to Advent’s financial statements.

Emerging Growth Company Status

Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such an election to opt out is irrevocable. Advent elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, Advent, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard, until such time Advent is no longer considered to be an emerging growth company. At times, Advent may elect to early adopt a new or revised standard. See Note 2 in the unaudited condensed consolidated financial statements included elsewhere in this Quarterly Report on Form 10-Q for more information about the recent accounting pronouncements adopted and the recent accounting pronouncements not yet adopted for the three months ending September 30, 2021 and 2020.

In addition, Advent intends to rely on the other exemptions and reduced reporting requirements provided by the JOBS Act. Subject to certain conditions set forth in the JOBS Act, if, as an emerging growth company, Advent intends to rely on such exemptions, Advent is not required to, among other things: (a) provide an auditor’s attestation report on Advent’s system of internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act; (b) provide all of the compensation disclosure that may be required of non-emerging growth public companies under the Dodd-Frank Wall Street Reform and Consumer Protection Act; (c) comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (auditor discussion and analysis); and (d) disclose certain executive compensation-related items such as the correlation between executive compensation and performance and comparisons of the Chief Executive Officer’s compensation to median employee compensation.

Advent will remain an emerging growth company under the JOBS Act until the earliest of (a) the last day of Advent’s first fiscal year following the fifth anniversary of the closing of the Business Combination, (b) the last date of Advent’s fiscal year in which Advent has total annual gross revenue of at least $1.1 billion, (c) the date on which Advent is deemed to be a “large accelerated filer” under the rules of the SEC with at least $700.0 million of outstanding securities held by non-affiliates or (d) the date on which Advent has issued more than $1.0 billion in non-convertible debt securities during the previous three years.

While Advent’s significant accounting policies are described in the notes to Advent’s financial statements (see Note 2 in the unaudited condensed consolidated financial statements), Advent believes that the following accounting policies require a greater degree of judgment and complexity. Accordingly, these are the policies Advent believes are the most critical to aid in fully understanding and evaluating Advent’s financial condition and results of operations.

Revenue Recognition from January 1, 2019

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606), as amended, which requires an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. We adopted ASU No. 2014-09 on January 1, 2019, using the modified retrospective approach to all contracts not completed at the date of initial application. The prior period comparative information has not been restated and continues to be reported under the accounting guidance in effect for that period.

In accordance with ASC 606, revenue is recognized when control of the promised goods or services are transferred to a customer in an amount that reflects the consideration that the Company expects to receive in exchange for those services. We apply the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its arrangements:

•	identify the contract with a customer,

•	identify the performance obligations in the contract,

•	determine the transaction price,

•	allocate the transaction price to performance obligations in the contract, and

•	recognize revenue as the performance obligation is satisfied.

With significant and recurring customers, we negotiate written master agreements as framework agreements (general terms and conditions of trading), following individual purchase orders. For customers with no master agreements, the approved purchase orders form the contract. Effectively, contracts under the revenue standard have been assessed to be the purchase orders agreed with customers.

We have assessed that each product sold is a single performance obligation because the promised goods are distinct on their own and within the context of the contract. In cases where the agreement includes customization services for the contracted products, we are providing integrated services; therefore, the goods are not separately identifiable, but are inputs to produce and deliver a combined output and form a single performance obligation within the context of the contract. Furthermore, we assessed whether it acts as a principal or agent in each of its revenue arrangements and has concluded that in all sales transactions it acts as a principal. Additionally, we, taking into consideration the guidance and indicative factors provided by ASC 606, concluded that it provides assurance type warranties (warranty period is up to 45 days) as it does not provide a service to the customer beyond fixing defects that existed at the time of sale. We, based on historical performance, current circumstances, and projections of trends, estimated that no allowance for returns as per warranty policy should be recognized, at the time of sale, accounted for under ASC 460, Guarantees.

Under ASC 606, we estimate the transaction price, including variable consideration, at the commencement of the contract and recognize revenue over the contract term, rather than when fees become fixed or determinable. In other words, where contracts with customers include variable consideration (i.e. volume rebates), we estimate at contract inception the variable consideration and adjust the transaction price only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved. Furthermore, no material rights or significant financing components have been identified in our contracts. Payment terms generally include advance payment requirements. The time between a customer’s payment and the receipt of funds is less than one year. Payment terms are in the majority fixed and do not include variable consideration, except from volume rebates.

Revenue from satisfaction of performance obligations is recognized based on identified transaction price. The transaction price reflects the amount to which we have rights under the present contract. It is allocated to the distinct performance obligations based on standalone selling prices of the services promised in the contract. In cases of more than one performance obligation, we allocate transaction price to the distinct performance obligations in proportion to their observable stand-alone selling prices and recognize revenue as those performance obligations are satisfied.

In the majority of cases of product sales, revenue is recognized at a point in time when the customer obtains control of the respective goods that is, when the products are shipped from our facilities as control passes to the customer in accordance with agreed contracts and the stated shipping terms. In cases where the contract includes customization services, which one performance obligation is identified, revenue is recognized over time as our performance does not create an asset with alternative use and we have an enforceable right to payment for performance completed to date. We use the input method (i.e. cost-to cost method) to measure progress towards complete satisfaction of the performance obligation.

Income from grants and related deferred income

Grants include cash subsidies received from various institutions and organizations. Grants are recognized as other income. Such amounts are recognized in the consolidated statements of operations when all conditions attached to the grants are fulfilled.

Condition to the grants would not be fulfilled unless related costs have been characterized as eligible by the grantors, are actually incurred and there is certainty that costs are allowable. These grants are recognized as deferred income when received and recorded in income when the eligible and allowable related costs and expenses are incurred. Under all grant programs, a coordinator is specified. The coordinator, among other, receives the funding from the grantor and proceeds to its distribution to the parties agreed in the process specified in the program. We assessed whether it acts as a principal or agent in its role as a coordinator for specific grants and has concluded that in all related transactions it acts as an agent.

Goodwill

The Company allocates the fair value of purchase consideration transferred in a business acquisition to the tangible assets acquired, liabilities assumed, and intangible assets acquired based on their estimated fair values. The excess of the fair value of purchase consideration transferred over the fair values of these identifiable assets and liabilities is recorded as goodwill. Such valuations require management to make significant estimates and assumptions, especially with respect to intangible assets. Significant estimates in valuing certain intangible assets include, but are not limited to, future expected cash flows from acquired licenses, trade names, in process research and development ("R&D"), useful lives and discount rates, patents, customer clientele, customer contracts and know-how. Management's estimates of fair value are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable and, as a result, actual results may differ from estimates. During the measurement period, the Company may record adjustments to the assets acquired and liabilities assumed, with the corresponding offset to goodwill. Upon the conclusion of the measurement period, any subsequent adjustments are recorded in the consolidated statement of operations.

For significant acquisitions, the Company obtains independent appraisals and valuations of the intangible (and certain tangible) assets acquired and certain assumed obligations as well as equity. The Company analyzes each acquisition individually and all acquisitions within each reporting period in aggregate to determine if those are material acquisitions in the context of ASC 805-10-50.

The estimated fair values and useful lives of identified intangible assets are based on many factors, including estimates and assumptions of future operating performance and cash flows of the acquired business, estimates of cost avoidance, the nature of the business acquired, the specific characteristics of the identified intangible assets and our historical experience and that of the acquired business. The estimates and assumptions used to determine the fair values and useful lives of identified intangible assets could change due to numerous factors, including product demand, market conditions, regulations affecting the business model of our operations, technological developments, economic conditions and competition.

We conduct a goodwill impairment analysis annually in the fourth fiscal quarter, as of October 1, and as necessary if changes in facts and circumstances indicate that the fair value of our reporting units may be less than their carrying amounts. When indicators of impairment do not exist and certain accounting criteria are met, we are able to evaluate goodwill impairment using a qualitative approach. When necessary, our quantitative goodwill impairment test consists of two steps. The first step requires that we compare the estimated fair value of our reporting units to the carrying value of the reporting unit’s net assets, including goodwill. If the fair value of the reporting unit is greater than the carrying value of its net assets, goodwill is not considered to be impaired and no further testing is required. If the fair value of the reporting unit is less than the carrying value of its net assets, we would be required to complete the second step of the test by analyzing the fair value of its goodwill. If the carrying value of the goodwill exceeds its fair value, an impairment charge is recorded. Currently, we identify one reporting unit.

Income Taxes

The Company follows the asset and liability method of accounting for income taxes under ASC 740, Income Taxes. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that included the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

ASC 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. We are currently not aware of any issues under review that could result in significant accruals or material deviation from our position. We are subject to income tax examinations by major taxing authorities.

The Company may be subject to potential examination by U.S. federal, state and city, and the Subsidiary may be subject to potential examination by the Greek taxing authorities in the areas of income taxes. These potential examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with the U.S. federal, state and city and Greek tax laws. On December 22, 2017, the Tax Cuts and Jobs Act of 2017 (“Tax Reform”) was signed into legislation. As part of the legislation, the U.S. corporate income tax rate was reduced from 35% to 21%, among other changes.

Warrant Liability

The Company accounts for the 26,369,557 warrants (comprising of 22,029,279 Public Warrants and 3,940,278 Private Placement Warrants) issued in connection with the Initial Public Offering and the 400,000 Working Capital Warrants issued at the consummation of the Business Combination in accordance with ASC 815-40-15-7D. If the warrants do not meet the criteria for equity treatment, they must be recorded as liabilities. We have determined that only the Private Placement Warrants and Working Capital Warrants must be recorded as liabilities and accordingly, the Company classifies these warrant instruments as liabilities at their fair value and adjusts the instruments to fair value at each reporting period. These liabilities are subject to re-measurement at each balance sheet date until exercised, and any change in fair value is recognized in the Company's statement of operations. The fair value of the Private Placement Warrants and the Working Capital Warrants has been determined using either the quoted price, if available, or was based on a modified Black-Scholes-Merton model. The fair value of the Private Placement Warrants and the Working Capital Warrants has been determined based on a modified Black-Scholes-Merton model for the quarter ended September 30, 2021.

Recent Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the FASB or other standard setting bodies that are adopted by Advent as of the specified effective date. Unless otherwise discussed, Advent believes that the impact of recently issued standards that are not yet effective will not have a material impact on Advent’s financial position or results of operations under adoption.

See Note 2 in the unaudited condensed consolidated financial statements included elsewhere in this Quarterly Report on Form 10-Q for more information about recent accounting pronouncements, the timing of their adoption and Advent’s assessment, to the extent Advent has made one, of their potential impact on Advent’s financial condition and results of operations.

Supplemental Non-GAAP Measures and Reconciliations

In addition to providing measures prepared in accordance with GAAP, we present certain supplemental non-GAAP measures. These measures are EBITDA, Adjusted EBITDA and Adjusted Net Income / (Loss), which we use to evaluate our operating performance, for business planning purposes and to measure our performance relative to that of our peers. These non-GAAP measures do not have any standardized meaning prescribed by GAAP and therefore may differ from similar measures presented by other companies and may not be comparable to other similarly titled measures. We believe these measures are useful in evaluating the operating performance of the Company’s ongoing business. These measures should be considered in addition to, and not as a substitute for net income, operating expense and income, cash flows and other measures of financial performance and liquidity reported in accordance with GAAP. The calculation of these non-GAAP measures has been made on a consistent basis for all periods presented.

EBITDA and Adjusted EBITDA

These supplemental non-GAAP measures are provided to assist readers in determining our operating performance. We believe this measure is useful in assessing performance and highlighting trends on an overall basis. We also believe EBITDA and Adjusted EBITDA are frequently used by securities analysts and investors when comparing our results with those of other companies. EBITDA differs from the most comparable GAAP measure, net income / (loss), primarily because it does not include interest, income taxes, depreciation of property, plant and equipment, and amortization of intangible assets. Adjusted EBITDA adjusts EBITDA for transactional gains and losses, asset impairment charges, finance and other income and acquisition costs.

The following tables show a reconciliation of net income / (loss) to EBITDA and Adjusted EBITDA for the three and nine months ended September 30, 2021 and 2020.

EBITDA and Adjusted EBITDA	Three months ended September 30, (Unaudited)			Nine months ended September 30, (Unaudited)
(in Millions of US dollars)	2021	2020	$ change	2021	2020	$ change
Net loss	$(11.28)	$(0.75)	(10.53)	$(11.52)	$(1.42)	(10.10)
Depreciation of property and equipment	$0.15	$0.01	0.15	$0.18	$0.02	0.16
Amortization of intangibles	$0.31	$0.00	0.31	$0.47	$0.00	0.47
Finance costs	$0.01	$0.00	0.01	$0.03	$0.00	0.02
Other income / (expenses), net	$0.02	$(0.03)	0.05	$(0.08)	$(0.02)	(0.05)
Foreign exchange differences, net	$0.02	$0.01	0.01	$0.00	$0.03	(0.02)
EBITDA	$(10.77)	$(0.76)	(10.01)	$(10.91)	$(1.39)	(9.52)
Net change in warrant liability	$(2.42)	$-	(2.42)	$(15.83)	$-	(15.83)
One-Time Transaction Related Expenses (1)	$-	$-	-	$5.87	$-	5.87
One-Time Transaction Related Expenses (2)	$0.89	$-	0.89	$0.89	$-	0.89
Executive severance (3)	$2.44	$-	2.44	$2.44	$-	2.44
Adjusted EBITDA	$(9.86)	$(0.76)	(9.10)	$(17.54)	$(1.39)	(16.15)

(1) Bonus awarded after consummation of the Business Combination effective February 4, 2021.
(2) Transaction costs related to the acquisition of SerEnergy/FES.
(3) Former Financial Officer resignation.

Adjusted Net Income/(Loss)

This supplemental non-GAAP measure is provided to assist readers in determining our financial performance. We believe this measure is useful in assessing our actual performance by adjusting our results from continuing operations for changes in warrant liability and one-time transaction costs. Adjusted Net Loss differs from the most comparable GAAP measure, net income / (loss), primarily because it does not include one-time transaction costs and warrant liability changes. The following table shows a reconciliation of net income/(loss) for the three and nine months ended September 30, 2021 and 2020.

Adjusted Net Loss	Three months ended September 30, (Unaudited)			Nine months ended September 30, (Unaudited)
(in Millions of US dollars)	2021	2020	$ change	2021	2020	$ change
Net loss	$(11.28)	$(0.75)	(10.53)	$(11.52)	$(1.42)	(10.10)
Net change in warrant liability	$(2.42)	$-	(2.42)	$(15.83)	$-	(15.83)
One-Time Transaction Related Expenses (1)	$-	$-	-	$5.87	$-	5.87
One-Time Transaction Related Expenses (2)	$0.89	$-	0.89	0.89	$-	0.89
Executive severance (3)	$2.44	$-	2.44	$2.44	$-	2.44
Adjusted Net Loss	$(10.37)	$(0.75)	(9.62)	$(18.15)	$(1.42)	(16.73)

(1) Bonus awarded after consummation of the Business Combination effective February 4, 2021.
(2) Transaction costs related to the acquisition of SerEnergy/FES.
(3) Former Financial Officer resignation.

Item 3.	Quantitative and Qualitative Disclosures about Market Risk.

Advent is exposed to a variety of market and other risks, including the effects of changes in interest rates and inflation, as well as risks to the availability of funding sources, hazard events and specific asset risks.

Interest Rate Risk

Advent holds cash and cash equivalents for working capital, investment and general corporate purposes. As of September 30, 2021, Advent had a cash balance of approximately $92.5 million, consisting of operating and savings accounts which are not affected by changes in the general level of U.S. interest rates. Advent is not expected to be materially exposed to interest rate risk in the future as it intends to take on limited debt finance.

Inflation Risk

Advent does not believe that inflation currently has a material effect on its business.

Foreign Exchange Risk

Advent has costs and revenues denominated in euros, Danish Krone and Philippine pesos, and therefore is exposed to fluctuations in exchange rates. To date, Advent has not entered into any hedging transactions to mitigate the effect of foreign exchange due to the relatively low sums involved. As we increase in scale, we expect to continue to realize a portion of our revenues and costs in foreign currencies, and therefore expect to put in place appropriate foreign exchange risk mitigation features in due course.

Item 4.	Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our President and Chief Executive Officer and our Chief Financial Officer (our principal executive officer and principal financial and accounting officer, respectively), evaluated the effectiveness of our disclosure controls and procedures as of September 30, 2021. The term “disclosure controls and procedures,” as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, means controls and other procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms.

Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the Company’s management, including its principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure.

Management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives and management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Based on the evaluation of our disclosure controls and procedures as of September 30, 2021, and as a result of the material weakness described below, our President and Chief Executive Officer and our Chief Financial Officer concluded that, as of such date, our disclosure controls and procedures were not effective at the reasonable assurance level as of the end of the period covered by this Report. Notwithstanding the identified material weakness, our management has concluded that the condensed consolidated financial statements included in this Quarterly Report on Form 10-Q present fairly, in all material respects, the Company’s financial position, results of operations and cash flows for the periods disclosed in accordance with U.S. GAAP.

Remediation Efforts to Address the Previously Disclosed Material Weakness

As previously disclosed in Part I, Item 9A of our 2020 Annual Report, our management concluded that our disclosure controls and procedures and internal controls over financial reporting were not effective as of December 31, 2020 and December 31, 2019 due to a material weakness. The material weakness related to not having adequate controls over accounting for complex accounting instruments and, in particular, related to errors in the accounting for warrants issued in connection with AMCI's Initial Public Offering and recorded in its pre-Business Combination, historical consolidated financial statements through December 31, 2020. In response to this material weakness, we have and will continue to implement a number of actions, as described below. Our management is committed to ensuring that our internal controls over financial reporting are designed and operating effectively. As previously disclosed, our remediation plan includes, but is not limited to, that we will improve the process and controls in the determination of the appropriate accounting and classification of our financial instruments and key agreements. When fully implemented and operational, we believe the controls we have designed or plan to design will remediate the control deficiency that has led to the material weakness we have identified and strengthen our internal controls over financial reporting. The material weakness will not be considered remediated until the applicable controls operate for a sufficient period of time and management has concluded, through testing, that these controls are operating effectively.

Changes in Internal Control over Financial Reporting

No changes in our internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) occurred during the quarter ended September 30, 2021 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. From time to time, we make changes to our internal control over financial reporting that are intended to enhance our effectiveness, and which do not have a material effect on our overall internal control over financial reporting. As a new public company, we continue the process of reviewing and documenting our disclosure controls and procedures, including our internal controls and procedures for financial reporting, and may from time to time make changes aimed at enhancing their effectiveness and to ensure that our systems evolve with our business.

PART II—OTHER INFORMATION

Item 1.	Legal Proceedings.

We are from time to time subject to various claims, lawsuits and other legal and administrative proceedings arising in the ordinary course of business. Some of these claims, lawsuits and other proceedings may involve highly complex issues that are subject to substantial uncertainties, and could result in damages, fines, penalties, non-monetary sanctions or relief. However, we do not consider any such claims, lawsuits or proceedings that are currently pending, individually or in the aggregate, to be material to our business or likely to result in a material adverse effect on our future operating results, financial condition or cash flows.

Item 1A.	Risk Factors.

In addition to the other information set forth in this Quarterly Report, for a discussion of risk factors that could significantly and negatively affect our business, financial condition, results of operations, cash flows and prospects, see the disclosure under the heading “Risk Factors” in our 2020 Annual Report. Such risks described are not the only risks facing us. Additional risks and uncertainties not currently known to us, or that our management currently deems to be immaterial, also may adversely affect our business, financial condition, results of operations, cash flows or prospects. Except as presented below, there are no material changes to the risk factors described in the 2020 Annual Report.

We may experience difficulties integrating the operations of acquired companies into our business and in realizing the expected benefits of these acquisitions.

We completed the acquisition of SerEnergy and FES on August 31, 2021. Acquisitions involve numerous risks, any of which could harm our business and negatively affect our financial condition and results of operations. The success of our acquisition of FES and SerEnergy will depend in part on our ability to realize the anticipated business opportunities from combining their and our operations in an efficient and effective manner. These integration processes could take longer than anticipated and could result in the loss of key employees, the disruption of each company’s ongoing businesses, tax costs or inefficiencies, or inconsistencies in standards, controls, information technology systems, procedures and policies, any of which could adversely affect our ability to maintain relationships with customers, employees or other third parties, or our ability to achieve the anticipated benefits of the acquisitions, and could harm our financial performance. If we are unable to successfully or timely integrate the operations of FES and SerEnergy with our business, we may incur unanticipated liabilities and be unable to realize the revenue growth, synergies and other anticipated benefits resulting from the acquisitions, or fully offset the costs of the acquisition, and our business, results of operations and financial condition could be materially and adversely affected.

Item 2.	Unregistered Sales of Equity Securities and Use of Proceeds.

None.

Item 3.	Exhibits

The following exhibits are being filed or furnished as part of this Quarterly Report on Form 10-Q:

Exhibit Number	Description

31.1*	Certification of Principal Executive Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

31.2*	Certification of Principal Financial Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

32.1†	Certification of Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

32.2†	Certification of Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

101	The following materials from the Quarterly Report on Form 10-Q of Advent Technologies Holdings, Inc. formatted in Inline XBRL:

104	The cover page from the Quarterly Report on Form 10-Q of Advent Technologies Holdings, Inc. for the quarter ended September 30, 2021 formatted in Inline XBRL and included as Exhibit 101

*	Filed herewith

†
This certification will not be deemed “filed” for purposes of Section 18 of the Exchange Act, or otherwise subject to the liability of that section. Such certification will not be deemed to be incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Exchange Act, except to the extent specifically incorporated by reference into such filing.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 15, 2021	ADVENT TECHNOLOGIES HOLDINGS, INC.

	By:	/s/ Kevin Brackman
Kevin Brackman
Chief Financial Officer
(Authorized Officer; Principal Financial and Accounting Officer)

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 2
FORM 8-K/A

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): November 15, 2021

ADVENT TECHNOLOGIES HOLDINGS, INC.
(Exact name of registrant as specified in its charter)

Delaware	001-38742	83-0982969
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)
200 Clarendon Street
Boston, MA 02116
(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: (617) 655-6000

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c)) Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.0001 per share	ADN	The Nasdaq Stock Market LLC
Warrants to purchase one share of common stock, each at an exercise price of $11.50	ADNWW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).
Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Introductory Note

This Amendment No. 2 to Form 8-K (“Amendment No. 2”) amends Amendment No. 1 to Form 8-K filed by Advent Technologies Holdings, Inc. on September 17, 2021 (“Amendment No. 1”), which amended and restated the Form 8-K filed on September 1, 2021 (the “Original Report”).  This Amendment No. 2 is being filed to provide the status of filing the financial statements of the Target Companies (as defined below) as required by Item 9.01 of Form 8-K.  This Amendment No. 2 amends Item 2.01 and includes additional information under Item 8.01.  Other than as set forth in this Introductory Note, no changes have been made to Amendment No. 1.

Item 2.01	Financial Statements and Exhibits.

As previously reported in the Original Report, effective at 6:00 p.m. eastern time on August 31, 2021 (the “Closing Date”), pursuant to the previously announced Share Purchase Agreement (the “Purchase Agreement”), dated as of June 25, 2021, by and between Advent Technologies Holdings, Inc. (the “Company” or the “Buyer”) and F.E.R. fischer Edelstahlrohre GmbH, a limited liability company incorporated under the Laws of Germany (the “Seller”), the Company acquired (the “Acquisition”) all of the issued and outstanding equity interests in SerEnergy A/S, a Danish stock corporation and a wholly-owned subsidiary of the Seller (“SerEnergy”) and fischer eco solutions GmbH, a German limited liability company and a wholly-owned subsidiary of the Seller (“FES” and together with SerEnergy, the “Target Companies”), together with certain outstanding shareholder loan receivables.

As consideration for the transactions contemplated by the Purchase Agreement, on the Closing Date, the Company paid to the Seller €15,000,000 in cash and on August 30, 2021, the Company issued to the Seller 5,124,846 shares of common stock, par value $0.0001 per share, of the Company (“Common Stock”). For further information regarding the terms of the Purchase Agreement, see the description contained in Item 1.01 to the Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission (the “SEC”) on June 25, 2021.

The Company intends to file a resale shelf registration statement on Form S-1 to register for resale under the Securities Act of 1933, as amended, the shares of Common Stock issued to the Seller in connection with the Acquisition.

The foregoing description of the Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the full copy of the Purchase Agreement filed as Exhibit 2.1 hereto and incorporated herein by reference. The summary is not intended to modify or supplement any factual disclosures about the Company in its public reports filed with the SEC. The terms of the Purchase Agreement govern the contractual rights and relationships between, and allocate risks among, the parties thereto in relation to the transactions contemplated thereby. In particular, the representations and warranties made by the parties to each other in the Purchase Agreement reflect negotiations between, and are solely for the benefit of, the parties thereto and may be limited or modified by a variety of factors, including subsequent events, information included in public filings, disclosures made during negotiations among the parties, correspondence between the parties and disclosure schedules to the Purchase Agreement. Accordingly, such representations and warranties may not describe the actual state of affairs at the date they were made or at any other time and should not be relied upon as statements of fact.

As previously reported on Amendment No. 1, we are required to file an amendment to our Current Report on Form 8-K which we filed with the SEC on September 1, 2021 reporting the completion of our acquisition of the Target Companies, to provide the audited financial statements of the Target Companies and the pro forma financial information specified by Item 9.01 of Form 8-K, no later than 71 calendar days after the date that the Original Report on Form 8-K was required to be filed with the SEC (i.e., by November 15, 2021).  We are required to file audited financial statements of each of SerEnergy and FES for the years ended December 31, 2020 and 2019 and unaudited interim financial statements for the six month periods ended June 30, 2021 and 2020.

Based on our current assessment of the status of the preparation of such financial statements, we have determined that we are not able to file the required financial statements and financial information by the aforementioned due date.   In connection with the preparation of audited financial statements of the Target Companies, the Company has determined that the SerEnergy financial statements need to be reconciled from Danish GAAP to U.S. GAAP, and the FES financial statements, in addition to requiring an audit of the German GAAP financial statements, need to be reconciled from German GAAP to U.S. GAAP, with the reconciliation to U.S. GAAP for each entity also requiring an audit.  Lastly, as the Target Companies had not previously prepared interim financial statements, those are in process of being prepared as well.  Based on our understanding of the progress of the preparation of the audited financial statements of the Target Companies, we currently believe that our receipt of the audited financial statements and their filing with the SEC along with the pro forma financial information as required by Item 9.01 of Form 8-K, will occur within the next four to six weeks.

We cannot assure you, however, that this projection of the timing of that filing, a forward-looking statement within the meaning of the Private Securities Litigation Reform Act of 1995, will actually occur or that we will be able to file the requisite financial statements and financial information in a matter of days, weeks or months. Issues of which we are presently unaware may be raised requiring further investigation, examination, reconstruction or reconciliation of financial records of the Target Companies or other matters or circumstances may arise that, under generally accepted audited standards, require additional consideration or revised disclosure before the auditing firm is in a position to deliver its audit report on the financial statements of the Target Companies. These matters or circumstances, or others, which will not be known except through the passage of time, would delay our filing of the required financial statements and information.

Item 8.01	Other Events.

The information contained in Item 2.01 is hereby incorporated into this Item 8.01.

You should carefully consider and evaluate all of the information in this Report in combination with the more detailed description of our business, the acquisition and the risks associated with it in in our Quarterly Report on Form 10-Q for the Quarter ended September 30, 2021, which we filed with the SEC on November 15, 2021. As a result of our inability to file an amendment to our Current Report on Form 8-K providing audited financial statements of the Target Companies and the pro forma financial information specified by Item 9.01 of Form 8-K by the requisite due date, there has been a material change in our Risk Factors, as set forth below:

As we were unable to file an Amendment to our Form 8-K reporting the completion of our acquisition of SerEnergy and FES containing their audited consolidated financial statements and the Pro Forma Financial Information required by Item 9.01 of Form 8-K by the required due date, we are no longer in compliance with our reporting obligations under the Exchange Act of 1933, as amended (the “Exchange Act”).

On September 1, 2021, within the period required by SEC rules, we filed with the SEC a Current Report on Form 8-K reporting the completion of our acquisition of SerEnergy and FES on August 31, 2021.  Under Item 9.01 of Form 8-K, we were required to include the audited consolidated financial statements for each of SerEnergy and FES and pro forma financial information in the form and for the periods specified in Regulation S-X, the SEC’s regulation containing the rules governing the form and content of financial statements for public companies, in an amendment to that Form 8-K that was due by November 15, 2021 (71 days after the date that our initial Report on Form 8-K must be filed as a result of our acquisition of the Target Companies).

Our inability to obtain such information by the November 15, 2021 deadline has resulted in noncompliance with our reporting obligations under the Exchange Act. Such noncompliance, in turn:

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has, in the absence of a waiver from the SEC, rendered us ineligible for 12 months to use the SEC’s short-form registration statement on Form S-3 to register the issuance of our securities for any capital raising activities;

•	will make, in the absence of a waiver from the SEC, during the period that we are ineligible to use S-3, our existing S-1 registration statements more expensive and time consuming to maintain; and

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could, depending on when the financial statements of the Target Companies become available and we file them along with other required financial information regarding our acquisition of the Target Companies, have other material and adverse consequences that are summarized below.

Until the date on which the audited financial statements and the pro forma financial information specified by Item 9.01 of Form 8-K are filed with the SEC, no new registration statement that we file with the SEC seeking to register our securities for issuance, sale or resale, including for capital raising transactions, additional acquisitions or for our employee benefit programs, will be declared effective by the SEC and thus our capital raising activities and ability to provide new equity incentives to our employees will be substantially curtailed during that period.

Our failure to comply may lead to the delisting of our Common Stock and Warrants from the NASDAQ Capital Market and/or cause us other adverse consequences.

At some point until we file the audited financial statements of the Target Companies and the pro forma financial information relating to our acquisition of the Target Companies, we expect to receive a notification of deficiency from Nasdaq indicating that we are not in compliance with the Nasdaq continued listing requirements set forth in Rule 5250(c)(1) because of our failure to timely comply with Item 9.01 of Form 8-K. Upon receipt of such notification, we will be required under the rules of the Nasdaq Stock Market to issue a press release and file with the SEC a Current Report on Form 8-K pursuant to Item 3.01 reporting such notification.   In connection with the failure to timely file pursuant to Rule 5250(c)(1), the Nasdaq notice will provide the Company with 60 calendar days to submit a plan to regain compliance with the listing standard. Nasdaq may extend this deadline for up to an additional 15 calendar days upon good cause shown and may request such additional information from the Company as is necessary to make a determination regarding whether to grant such an extension.  The maximum additional time provided by all exceptions granted by Nasdaq for a filing deficiency is 180 calendar days from the due date of the first late periodic report (as extended by Rule 12b-25 under the Act, if applicable). In determining whether to grant an exception, and the length of any such exception, Nasdaq will consider, and the Company should address in its plan of compliance, the Company's specific circumstances, including the likelihood that the filing can be made within the exception period, the Company's past compliance history, the reasons for the late filing, corporate events that may occur within the exception period, the Company's general financial status, and the Company's disclosures to the market. This review will be based on information provided by a variety of sources, which may include the Company, its audit committee, its outside auditors, the staff of the SEC and any other regulatory body.

Although we intend to file the audited financial statements and pro forma financial information within four to six weeks, we may not be able to convince Nasdaq to allow the continued listing of our Common Stock and Warrants until we are able to satisfy our reporting obligations under the Exchange Act by filing the requisite financial statements and pro forma financial information and thus the listing of our Common Stock and Warrants on Nasdaq may be terminated for such noncompliance. If our Common Stock and Warrants are delisted from Nasdaq, public trading, if any, in our Common Stock and Warrants would be limited to the over-the-counter market. Consequently, the liquidity of our Common Stock and Warrants could be impaired and the ability of holders to sell our securities could be adversely affected as would our ability to raise additional capital. Even if we thereafter obtain the requisite financial statements of the Target Companies, we may not be able to satisfy Nasdaq’s initial listing requirements necessary to relist our securities on Nasdaq or to satisfy the initial listing criteria to list our securities on any other securities exchange and thus may not be able to re-establish an active trading market for our securities promptly.

Cautionary Note Regarding Forward-Looking Statements

This Current Report on Form 8-K includes forward-looking statements. These forward-looking statements generally can be identified by the use of words such as “anticipate,” “expect,” “plan,” “could,” “may,” “will,” “could,” “believe,” “estimate,” “forecast,” “goal,” “project,” and other words of similar meaning. These forward-looking statements address various matters including the Company’s plans and expectations with respect to the acquisition, the anticipated benefits of the acquisition and the anticipated schedule on when required financial statements will be filed with the SEC. Each forward-looking statement contained in this Current Report on Form 8-K is subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statement. Risks and uncertainties include, among other things, risks related to the ability to realize the anticipated benefits of the acquisition, including the possibility that the expected benefits from the proposed acquisition will not be realized or will not be realized within the expected time period; the risk that the business will not be integrated successfully; disruption from the transaction making it more difficult to maintain business and operational relationships; negative effects of this announcement or the consummation of the acquisition on the market price of Advent’s common stock and on Advent’s operating results; significant transactions costs; unknown liabilities; the risk of litigation and/or regulatory actions related to the acquisition; risks related to the inability to file the requisite financial statements of the Target Companies as required by Form 8-K; risks related to failure to comply with Nasdaq listing rules, including risk of the delisting of our securities; and risks of which we are presently unaware that may be raised requiring further investigation, examination, reconstruction or reconciliation of financial records of the Target Companies or other matters or circumstances that may arise that under generally accepted audited standards require additional consideration or revised disclosure before the auditing firm is in a position to deliver its audit report on the financial statements of the Target Companies. A further description of risks and uncertainties including, among others, the Company’s ability to realize the benefits from the business combination; the Company’s ability to maintain the listing of the Company’s common stock on Nasdaq; future financial performance; public securities’ potential liquidity and trading; impact from the outcome of any known and unknown litigation; ability to forecast and maintain an adequate rate of revenue growth and appropriately plan its expenses; expectations regarding future expenditures; future mix of revenue and effect on gross margins; attraction and retention of qualified directors, officers, employees and key personnel; ability to compete effectively in a competitive industry; ability to protect and enhance our corporate reputation and brand; expectations concerning our relationships and actions with our technology partners and other third parties; impact from future regulatory, judicial and legislative changes to the industry; ability to locate and acquire complementary technologies or services and integrate those into the Company’s business; future arrangements with, or investments in, other entities or associations; and intense competition and competitive pressure from other companies worldwide in the industries in which the Company will operate; and other risks identified under the heading “Risk Factors” are set forth in our Annual Report on Form 10-K/A filed with the Securities and Exchange Commission on May 20, 2021, as well as the other information we file with the SEC, including filings on Current Reports on Form 8-K. We caution investors not to place considerable reliance on the forward-looking statements contained in this Current Report on Form 8-K. You are encouraged to read our filings with the SEC, available at www.sec.gov, for a discussion of these and other risks and uncertainties. The forward-looking statements in this Current Report on Form 8-K speak only as of the date of this document, and we undertake no obligation to update or revise any of these statements. Our business is subject to substantial risks and uncertainties, including those referenced above. Investors, potential investors, and others should give careful consideration to these risks and uncertainties.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

ADVENT TECHNOLOGIES HOLDINGS, INC.

	By:	/s/ Kevin Brackman
Dated: November 15, 2021		Name:	Kevin Brackman
		Title:	Chief Financial Officer